FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2018

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

154 Vouliagmenis Avenue
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is Management's Discussion and Analysis of Financial Condition and Results of Operations and the Unaudited Interim Consolidated Financial Statements of Seanergy Maritime Holdings Corp. (the "Company") for the six months ended June 30, 2018.

Attached to this Report on Form 6-K as Exhibit 101 is the following financial information from the Company's Unaudited Interim Consolidated Financial Statements for the six months ended June 30, 2018, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of June 30, 2018 (unaudited) and December 31, 2017; (ii) Unaudited Interim Consolidated Statement of Loss for the six-month periods ended June 30, 2018 and 2017; (iii) Unaudited Interim Consolidated Statements of Stockholders' Equity for the six-month periods ended June 30, 2018 and 2017; (iv) Unaudited Interim Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2018 and 2017; and (v) Notes to Unaudited Interim Consolidated Financial Statements.

This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company's Registration Statements on Form F-3 (File Nos. 333-166697, 333-169813, 333-205301, and 333-214967).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP. (Registrant)
Dated: August 10, 2018
/s/ Stamatios Tsantanis By: Stamatios Tsantanis Chief Executive Officer

EXHIBIT 99.1

Forward-Looking Statements

This report contains certain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding our or our management's expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words "anticipate", "believe", "continue", "could", "estimate", "expect", "intend", "may", "might", "plan", "possible", "potential", "predict", "project", "should", "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.
The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.
In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:
•	changes in shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand;
•	changes in seaborne and other transportation patterns;
•	changes in the supply of or demand for drybulk commodities, including drybulk commodities carried by sea, generally or in particular regions;
•	changes in the number of newbuildings under construction in the drybulk shipping industry;
•	changes in the useful lives and the value of our vessels and the related impact on our compliance with loan covenants;
•	the aging of our fleet and increases in operating costs;
•	changes in our ability to complete future, pending or recent acquisitions or dispositions;
•	our ability to achieve successful utilization of our expanded fleet;
•
changes to our financial condition and liquidity, including our ability to pay amounts that we owe and obtain additional financing to fund capital expenditures, acquisitions and other general corporate activities;

•	risks related to our business strategy, areas of possible expansion or expected capital spending or operating expenses;
•	changes in the availability of crew, number of off-hire days, classification survey requirements and insurance costs for the vessels in our fleet;

•
changes in our ability to leverage the relationships and reputation in the drybulk shipping industry of our third-party managers, V.Ships Limited, our technical manager, and Fidelity Marine Inc., our commercial manager;

•	changes in our relationships with our contract counterparties, including the failure of any of our contract counterparties to comply with their agreements with us;
•	loss of our customers, charters or vessels;
•	damage to our vessels;
•	potential liability from future litigation and incidents involving our vessels;
•	our future operating or financial results;
•	our ability to continue as a going concern;
•	acts of terrorism and other hostilities;
•	changes in global and regional economic and political conditions;
•	changes in governmental rules and regulations or actions taken by regulatory authorities, particularly with respect to the drybulk shipping industry; and
•
other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the U.S. Securities and Exchange Commission, including our most recent annual report on Form 20-F.

These factors could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could materially harm our results or developments. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.
We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following management's discussion and analysis should be read in conjunction with our unaudited interim consolidated financial statements and related notes included herein. Unless the context indicates otherwise, references to the "Company", "we" or "our" include Seanergy Maritime Holdings Corp. and its subsidiaries. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements.
Operating Results
Factors Affecting our Results of Operations Overview
We are an international shipping company specializing in the worldwide seaborne transportation of drybulk commodities. We currently operate a modern fleet of eleven dry bulk carriers, consisting of nine Capesizes and two Supramaxes, with a combined cargo-carrying capacity of approximately 1,682,582 dwt and an average fleet age of about 9.2 years.
Important Measures for Analyzing Results of Operations
We use a variety of financial and operational terms and concepts. These include the following:
Ownership days. Ownership days are the total number of calendar days in a period during which we owned each vessel in our fleet. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses recorded during that period.
Available days. Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings, lay-up or special or intermediate surveys. The shipping industry uses available days to measure the aggregate number of days in a period during which vessels are available to generate revenues.
Operating days. Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. Operating days include the days that our vessels are in ballast voyages without having fixed their next employment. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels could actually generate revenues.
Fleet utilization. Fleet utilization is the percentage of time that our vessels were generating revenues, and is determined by dividing operating days by ownership days for the relevant period.
Off-hire. The period a vessel is not being chartered or is unable to perform the services for which it is required under a charter.
Dry-docking.  We periodically dry-dock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements.
Time charter. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port charges, bunker expenses, canal charges and other commissions. The vessel owner pays the vessel operating expenses, which include crew costs, provisions, deck and engine stores and spares, lubricants, insurance, maintenance and repairs. The vessel owner is also responsible for each vessel's dry-docking and intermediate and special survey costs. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.

Voyage charter.  A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed-upon total amount. Under voyage charters, voyage expenses, such as port charges, bunker expenses, canal charges and other commissions, are paid by the vessel owner, who also pays vessel operating expenses.
TCE.  Time charter equivalent, or TCE, rate is defined as our net revenue less voyage expenses during a period divided by the number of our operating days during the period. Voyage expenses include port charges, bunker expenses, canal charges and other commissions.
Principal Factors Affecting Our Business
The principal factors that affect our financial position, results of operations and cash flows include the following:
•	number of vessels owned and operated;
•	voyage charter rates;
•	time charter trip rates;
•	period time charter rates;
•	the nature and duration of our voyage and time charters;
•	vessels repositioning;
•	vessel operating expenses and voyage costs;
•	maintenance and upgrade work;
•	the age, condition and specifications of our vessels;
•	issuance of our common shares and other securities;
•	amount of debt obligations; and
•	financing costs related to debt obligations.
We are also affected by the types of charters we enter into.  Vessels operating on period time charters and bareboat time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market, either on trip time charters or voyage charters, during periods characterized by favorable market conditions.
Vessels operating in the spot charter market generate revenues that are less predictable, but can yield increased profit margins during periods of improvements in drybulk rates. Spot charters also expose vessel owners to the risk of declining drybulk rates and rising fuel costs in case of voyage charters. All of our vessels in the six month periods ended June 30, 2018 and 2017 operated in the spot charter market, except for (i) the Lordship which was employed in June 2017  on a time charter for a period of about 18 months to about 22, (ii) the Partnership which was employed in June 2017 on a time charter for a period of about 12 months to about 18 months (iii) the Guardianship which was employed in June 2018 on a short-term time charter for a period of about 5 months to about 7 months and (iv) the Gladiatorship which was employed in May 2018 on a short-term time charter for a period of about 4 months to about 6 months.

Results of Operations
Six months ended June 30, 2018 as compared to six months ended June 30, 2017
 (In thousands of U.S. Dollars, except for share and per share data)

	Six months ended June 30,		Change
	2018	2017	Amount	%
Revenues:
Vessel revenue, net	38,142	31,694	6,448	20%

Expenses:
Voyage expenses	(17,732)	(16,629)	(1,103)	7%
Vessel operating expenses	(10,310)	(8,796)	(1,514)	17%
Management fees	(528)	(488)	(40)	8%
General and administrative expenses	(3,003)	(2,269)	(734)	32%
Depreciation and amortization	(5,900)	(5,382)	(518)	10%
Operating income/ (loss)	669	(1,870)	2,539	136%
Other expenses:
Interest and finance costs	(12,929)	(7,701)	(5,228)	68%
Other, net	(60)	(19)	(41)	216%
Total other expenses, net:	(12,989)	(7,720)	(5,269)	68%
Net loss before income taxes	(12,320)	(9,590)	(2,730)	28%
Income taxes	11	-	11	-
Net loss	(12,309)	(9,590)	(2,719)	28%

Net loss per common share, basic	(0.33)	(0.27)
Weighted average number of common shares outstanding, basic	36,949,832	35,217,339

Vessel Revenue, Net - The increase was attributable to the increase in prevailing charter rates and the increase in operating days. We had 1,987 operating days in the first six months of 2018 as compared to 1,825 operating days in the first six months of 2017. We acquired an additional Capesize vessel in May 2017. The TCE rate increased for the six month period ended June 30, 2018 by 24% to $10,272 compared to $8,255 for the six month period ended June 30, 2017. TCE rate is a non-GAAP measure.  Please see the reconciliation below of TCE rate to net revenues from vessels, the most directly comparable U.S. GAAP measure.
Voyage Expenses - The increase was attributable to the increase in ownership days. We had 1,991 ownership days in the first six months of 2018 as compared to 1,840 ownership days in the first six months of 2017. We acquired an additional Capesize vessel in May 2017.
Vessel Operating Expenses - The increase was attributable to the increase in ownership days. We had 1,991 ownership days in the first six months of 2018 as compared to 1,840 ownership days in the first six months of 2017. We acquired an additional Capesize vessel in May 2017.
Management Fees - The increase was attributable to the increase in ownership days. We had 1,991 ownership days in the first six months of 2018 as compared to 1,840 ownership days in the first six months of 2017. We acquired an additional Capesize vessel in May 2017.
General and Administrative Expenses – The increase is mainly attributable to $0.9 million of stock based compensation amortization in the first six months of 2018 for shares granted pursuant to our 2011 Equity Incentive Plan and to others, compared to $0.4 million of respective stock based compensation amortization in the first six months of 2017.

Depreciation and Amortization – The increase was attributable to the increase in ownership days. We had 1,991 ownership days in the first six months of 2018 as compared to 1,840 ownership days in the first six months of 2017. We acquired an additional Capesize vessel in May 2017.
Interest and Finance Costs - The increase was primarily attributable to the ATB loan facility entered into in May 2017, the May 24, 2017 loan facility entered into with Jelco Delta Holding Corp., or Jelco, a company affiliated with Claudia Restis, who is our principal shareholder, or Sponsor, the new convertible note with Jelco entered into in September 2017 and the April 10, 2018 Jelco loan facility. The weighted average interest rate on our outstanding debt and convertible promissory notes for the six months ended 2018 and 2017 was approximately 7.65% and 5.38%, respectively.
Performance Indicators
The figures shown below are non-GAAP statistical ratios used by management to measure performance of our vessels. For the "Fleet Data" figures, there are no comparable U.S. GAAP measures.
	Six months ended June 30,
Fleet Data:	2018	2017

Ownership days	1,991	1,840
Available days(1)	1,991	1,827
Operating days(2)	1,987	1,825
Fleet utilization	99.8%	99.2%

Average Daily Results:
TCE rate(3)	$10,272	$8,255
Daily Vessel Operating Expenses(4)	$5,178	$4,605

(1)	During the six months ended June 30, 2018, we incurred zero off-hire days for vessel surveys. During the six months ended June 30, 2017, we incurred 13 off-hire days for one vessel survey.
(2)
During the six months ended June 30, 2018, we incurred 4 off-hires days due to other unforeseen circumstances. During the six months ended June 30, 2017, we incurred 2 off-hires days due to other unforeseen circumstances.

(3)
We include TCE rate, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles our net revenues from vessels to TCE rate.

	Six months ended June 30,
	2018	2017
(In thousands of US Dollars, except operating days and TCE rate)

Net revenues from vessels	$38,142	$31,694
Voyage expenses	(17,732)	(16,629)
Net operating revenues	$20,410	$15,065
Operating days	1,987	1,825
Daily time charter equivalent rate	$10,272	$8,255

(4)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses by ownership days for the relevant time periods. The following table reconciles the Company's vessel operating expenses to the daily vessel operating expenses.

	Six months ended June 30,
	2018	2017
(In thousands of US Dollars, except ownership days and Daily Vessel Operating Expenses)

Vessel operating expenses	$10,310	$8,796
Less: Pre-delivery expenses	-	322
Vessel operating expenses before pre-delivery expenses	10,310	8,474
Ownership days	1,991	1,840
Daily Vessel Operating Expenses	$5,178	$4,605

EBITDA
	Six months ended June 30,
	2018	2017
EBITDA reconciliation:
Net loss	(12,309)	(9,590)

Add: Net interest expense	12,929	7,693
Add: Depreciation and amortization	5,900	5,382
Add: Taxes	(11)	-
EBITDA(1)	6,509	3,485

(1)
Earnings before interest, taxes, depreciation and amortization ("EBITDA") represents the sum of net income/(loss), interest and finance costs, interest income, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP. EBITDA is presented as we believe that this measure is useful to investors as a widely-used means of evaluating operating profitability. EBITDA as presented here may not be comparable to similarly-titled measures presented by other companies. This non-GAAP measure should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

Liquidity and Capital Resources
Our principal source of funds has been our operating cash flows, long-term borrowings from banks and our Sponsor, and equity provided by the capital markets and our Sponsor. Our principal use of funds has primarily been capital expenditures to establish our fleet, maintain the quality of our drybulk vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and make principal repayments and interest payments on our outstanding debt obligations.
Our funding and treasury activities are conducted in accordance to corporate policies to maximize investment returns while maintaining appropriate liquidity for both our short and long term needs. This includes arranging borrowing facilities on a cost-effective basis. Cash and cash equivalents are held primarily in U.S. dollars, with minimal amounts held in Euros.
As of June 30, 2018, we had cash and cash equivalents of $12.2 million, as compared to $8.9 million as of December 31, 2017.
Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. As of June 30, 2018, we had a working capital deficit of $26.5 million as compared to a deficit of $15 million as of December 31, 2017. Our working capital primarily decreased due to the re-classification of part of the indebtedness under our credit facilities with Jelco to current liabilities from non-current liabilities as of December 31, 2017 due to the proximity of the underlying maturities and the commencement of principal amortization in all of our facilities that resulted in such debt principal payments classified to current liabilities from non-current liabilities as of December 31, 2017.
Our short term liquidity commitments, as of June 30, 2018, primarily relate to debt and interest repayments of approximately $49 million under our credit facilities and other financial liabilities and convertible promissory notes due by June 30, 2019. We expect to fund these commitments with cash on hand and cash inflows from operations, as our cash flow projections indicate that cash on hand and cash to be provided by operating activities, based on current and projected charter rates for the next twelve months, will be sufficient to cover the liquidity needs that become due in the twelve-month period ending one year after the issuance of these financial statements.

Our long-term liquidity commitments primarily relate to the repayment of our long-term debt and other financial liabilities balances under our credit facilities and convertible promissory notes issued to Jelco. Please see "– Description of Indebtedness." We expect to fund these commitments with cash on hand, refinancing of existing financing arrangements and/or public and private debt and equity transactions in the capital markets.

As of June 30, 2018 and currently, the Company is in compliance with all the covenants under its loan facilities. As of June 30, 2018, we had total indebtedness under our credit facilities and other financial liabilities of $219.9 million, excluding unamortized financing fees, as compared to $213.8 million as of December 31, 2017.
Cash Flows
	Six months ended June 30,
	2018	2017
Cash Flow Data:
Net cash used in operating activities	(1,579)	(4,747)
Net cash used in investing activities	(617)	(32,729)
Net cash provided by financing activities	4,155	30,765

Six months ended June 30, 2018 as compared to six months ended June 30, 2017
Operating Activities:  Net cash used in operating activities amounted to $1.6 million for the six month period ended June 30, 2018, consisting of net loss after non-cash items of $4.1 million plus a decrease in working capital of $2.5 million. Net cash used in operating activities amounted to $4.7 million for the six month period ended June 30, 2017, consisting of net loss after non-cash items of $2.7 million plus an increase in working capital of $2 million.

Investing Activities: The 2018 cash outflow is mainly due to capitalized expenditures of office space and equipment. The 2017 cash outflow resulted from the acquisition of our vessel Partnership in May 2017.
Financing Activities: The 2018 cash inflow resulted from proceeds of $24.5 million obtained from the Wilmington Trust loan facility dated June 11, 2018, proceeds of $18.6 million obtained from the Hanchen Limited sale and leaseback agreement dated June 28, 2018 for the M/V Knightship and proceeds of $2 million obtained from the Jelco loan facility dated April 10, 2018. The 2018 cash inflow was offset by debt repayments of: $32 million with respect to the Northern Shipping Fund, or NSF, loan facility, $3.1 million with respect to the UniCredit loan facility, $2.1 million with respect to the HSH loan facility, $0.8 million with respect to the ATB loan facility, $0.6 million with respect to the March 2015 Alpha Bank loan facility, $1.7 million with respect to the November 2015 Alpha Bank loan facility and $0.6 million loan finance fees payments in respect with the loan amendments. The 2017 cash inflow resulted from proceeds of $18 million obtained from the ATB loan facility, proceeds of $16.2 million obtained from the Jelco loan facility dated May 24, 2017, and proceeds of $2.7 million from common stock issuances, offset by debt repayments of $5.8 million with respect to the Natixis loan facility, the UniCredit loan facility and the March 2015 Alpha Bank loan facility and $0.4 million loan finance fees payments.
Description of Indebtedness
Credit Facilities
March 2015 Alpha Bank A.E. Loan Facility
On March 6, 2015, we entered into a $8.75 million secured floating interest rate loan facility with Alpha Bank A.E. to partly finance the acquisition of the Leadership. On December 23, 2015, July 28, 2016 and June 29, 2018, we and Alpha Bank A.E. entered into a first, second and third supplemental agreement, respectively, to the facility agreement. As amended to date, the facility provides as follows: the facility bears interest at LIBOR plus a margin of 3.75% and is repayable in twenty consecutive quarterly installments. The first four installments were $0.2 million each, the next installment was $0.25 million, the next four installments were $0.1 million each and the next eleven installments are $0.25 million each, with a final balloon payment of $4.45 million due on March 17, 2020. The borrower under the facility is our applicable vessel-owning subsidiary and the facility is guaranteed by Seanergy Maritime Holdings Corp. The facility is secured by a first preferred mortgage over the vessel, a general assignment covering earnings, insurances, charter parties and requisition compensation, an account pledge agreement and technical and commercial managers' undertakings. The facility also imposes certain operating and financing covenants. Certain of these covenants may significantly limit or prohibit, among other things, the borrower's ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, engage in mergers, or sell the vessel without the consent of the relevant lenders. Certain other covenants require ongoing compliance. On a consolidated basis, we are required to (i) maintain the corporate leverage ratio, as defined in the loan agreement, such that it will not be (a) at the end of December 31, 2018 higher than 0.85:1.0, the compliance with such obligation to be tested on each financial semester starting from July 1, 2018; (b) on March 31, 2019 higher than 0.80:1.0 and (c) starting from June 1, 2019 and at the end of each accounting period higher than 0.75:1.0, (ii) from July 1, 2018 the consolidated interest cover ratio (EBITDA to Net Interest Expense) shall not be (a) until and including the 31, March 2019, lower than 1.2:1 and (b) as from April 1, 2019 until the expiration of the Security Period, lower than 2:1, and (iii) liquidity in a specified amount. In addition, from July 1, 2017, the borrower shall ensure that the market value of the vessel plus any additional security to total facility outstanding shall not be less than 125%. The lender may accelerate the maturity of the facility and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in the facility. The facility also restricts our ability to distribute dividends in excess of 50% of our net income except if our cash and marketable securities are equal or greater than the amount required to meet our debt service for the following eighteen-month period. Pursuant to the second supplemental agreement dated July 28, 2016, the four installments falling due after the date of such supplemental agreement were reduced by $0.6 million in total. Such amount was added to the balloon installment and 80% of M/V Leadership's excess earnings (as defined in the loan agreement) during each financial year starting from 2016, shall be applied by Alpha Bank towards payment of the deferred amount until same is fully repaid. As of June 30, 2018, $0.1 million was paid against the deferred amount and $6.2 million was outstanding under the facility, excluding the unamortized financing fees.

HSH Nordbank AG Loan Facility
On September 1, 2015, we entered into a $44.4 million senior secured loan facility with HSH Nordbank AG to finance the acquisition of the Geniuship and Gloriuship. The facility was made available in two advances. On October 13, 2015, we drew the first advance of $27.6 million in order to finance the acquisition of the Geniuship. On November 3, 2015, we drew the second advance of $16.8 million in order to finance the acquisition of the Gloriuship. On May 16, 2016 and February 23, 2017 we and HSH Nordbank AG entered into supplemental letter agreements to the facility agreement and related guarantee. On March 28, 2018, we and HSH entered into an amendment to the facility agreement. As amended to date the facility provides as follows: the facility bears interest at LIBOR plus a margin of 3.75% and is repayable in twelve consecutive quarterly installments of $1.0 million each, commencing on September 30, 2017, with a final balloon payment of $28.8 million due on June 30, 2020. Effective as of March 1, 2016, a mandatory prepayment of $3 million required under the facility was deferred to June 30, 2018 and was paid on July 2, 2018. The borrowers under the facility are our two applicable vessel-owning subsidiaries and the facility is guaranteed by Seanergy Maritime Holdings Corp. The facility is secured by a first priority mortgage over each of the vessels, a general assignment covering earnings, charter parties, insurances and requisition compensation for each of the vessels, an earnings account pledge agreement for each of the vessels, technical and commercial managers' undertakings, a shares security deed of the two borrowers' shares and a master agreement assignment. The facility also imposes certain operating and financing covenants.
 Certain of these covenants may significantly limit or prohibit, among other things, the borrowers' ability to incur additional indebtedness, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, or sell the vessels without the consent of the relevant lenders. Certain other covenants require ongoing compliance, including requirements that we, on a consolidated basis, maintain (i) from June 30, 2018 until the period ending December 31, 2018, a percentage ratio of Total Debt less Cash and Cash Equivalents divided by Total Asset s that does not exceed 85%, no more than 80% during the period commencing on January 1, 2019 and ending on March 31, 2019 and no more than 75% thereafter, (ii) from June 30, 2018 until March 31, 2019, a ratio of EBITDA  to net interest expense that is not less than 1.2:1 and no less than 2 times thereafter and (iii) liquidity in a specified amount. In addition, the borrowers shall ensure that the market value of the Geniuship and Gloriuship plus any additional security to the total facility outstanding shall be more than 100% at any time during the period commencing on October 1, 2018 and ending on March 31, 2019 (inclusive), more than 111% at any time during the period commencing on April 1, 2019 and ending on September 30, 2019 (inclusive) and more than 120% at all times after that. The facility also places a restriction on the borrowers' ability to distribute dividends to Seanergy Maritime Holdings Corp., in case the market values of Geniuship and Gloriuship plus any additional security is less than 145% of the total facility outstanding. As of June 30, 2018, $40.2 million was outstanding under the facility, excluding the unamortized financing fees.
UniCredit Bank AG Loan Facility
On September 11, 2015, we entered into a $52.7 million secured term loan facility with UniCredit Bank AG to partly finance the acquisition of the Premiership, Gladiatorship and Guardianship. The loan is repayable in fifteen consecutive quarterly installments being $1.6 million each, commencing on June 26, 2017, along with a balloon installment of $29.4 million payable on the final maturity date, December 28, 2020. The loan bears interest of LIBOR plus a margin of 3.20% if the value to loan ratio is lower than 125%, 3.00% if the value to loan ratio is between 125% and 166.67% and 2.75% if the value to loan is higher than 166.67% with quarterly interest payments. The loan is secured by a first priority mortgage over the three vessels, a general assignment covering earnings, charter parties, insurances and requisition compensation for each of the vessels, an earnings account pledge agreement for each of the vessels, technical and commercial managers' undertakings, a shares security deed of the two borrowers' shares and a master agreement assignment. On June 3, 2016, the Company entered into the first supplemental letter in order to split the margin into a cash portion and a capitalized portion. The capitalized portion of the margin was repaid in full as of June 30, 2017. In addition, the application of certain covenants was deferred to at least June 30, 2017. On July 29, 2016, the Company further entered into the second supplemental letter pursuant to which effective as of December 11, 2015, the requirement for Seanergy Maritime Holdings Corp., as guarantor, to maintain liquidity in a specified amount is delayed until July 1, 2017. On March 7, 2017, the Company reached an agreement with UniCredit Bank AG  to (i) defer from June 30, 2017, to May 1, 2018, the security coverage requirement that the market value of Premiership, Gladiatorship and Guardianship plus any additional security to total facility outstanding and the cost, if any, of terminating any transactions entered into under the Hedging Agreement (as defined in the loan facility) shall not be less than 120%, (ii) defer from September 30, 2017, to June 30, 2018, the requirement that the Company maintain a leverage ratio (as defined in the loan facility) that does not exceed 75%, and (iii) defer from September 30, 2017, to June 30, 2018, the requirement that the Company maintain a ratio of EBITDA to net interest expense (as defined in the loan facility) that is not less than 2:1. On September 25, 2017, the Company entered into the third supplemental letter in order to defer the installment due on September 25, 2017 to October 2, 2017. On April 30, 2018, the Company signed the forth supplemental letter with UniCredit Bank A.G. by which: i) the Leverage Ratio covenant was redefined to reflect the Group's Net Debt / total market value adjusted assets (excluding cash, cash equivalents & restricted cash) and the relevant threshold was amended to: no more than 85% during the period commencing on May 1, 2018 and ending on December 31, 2018, no more than 80% during the period commencing on January 1, 2019 and ending on March 31, 2019 and no more than 75% for the remaining part of the security period, ii) the ratio of EBITDA to net interest payments was amended to: not less than 1.2 times during the period commencing on May 1, 2018 and ending on March 31, 2019 and not less than 2 times for the remaining part of the security period and iii) the security cover percentage requirement was amended as follows: not to be less than 100% during the period commencing on May 1, 2018 and ending on September 30, 2018, not to be less than 111% during the period commencing on October 1, 2018 and ending on June 30, 2019 and not to be less than 120% for the remaining part of the security period. As of June 30, 2018, $44.9 million was outstanding under the facility, excluding the unamortized financing fees.

November 2015 Alpha Bank A.E. Loan Facility
On November 4, 2015, we entered into a $33.8 million secured floating interest rate loan facility with Alpha Bank A.E. to partly finance the acquisition of the Squireship. On July 28, 2016 and June 29, 2018 we and Alpha Bank A.E. entered into a first and second supplemental agreements to the facility agreement, respectively.  As amended to date, the facility provides as follows: the facility bears interest at LIBOR plus a margin of 3.50% and is repayable in sixteen consecutive quarterly installments of $0.8 million each, commencing on February 12, 2018, with a final balloon payment of $20.3 million due on November 10, 2021. The borrower under the facility is our applicable vessel-owning subsidiary, and the facility is guaranteed by Seanergy Maritime Holdings Corp. and by Leader Shipping Corp. The facility is secured by a first preferred mortgage over the vessel and a second preferred mortgage over the M/V Leadership, a general assignment covering earnings, insurances, charter parties and requisition compensation, an account pledge agreement and technical and commercial managers' undertakings. The facility also imposes certain operating and financing covenants. Certain of these covenants may significantly limit or prohibit, among other things, the borrower's ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, engage in mergers, or sell the vessel without the consent of the relevant lenders. On June 29, 2018, the Company further amended the loan agreement with Alpha Bank A.E. Pursuant to the terms of the amendment, i) the ratio of the market value of Squireship plus any additional security to the total facility outstanding shall not be less than 100% as from the 1st April, 2019 until the 31st of March 2020, shall not be less than 111% starting from April 1, 2020 until March 31, 2021 and shall not be less than 125% from April 1, 2021 until the end of the security period ii) the consolidated interest cover ratio (EBITDA to Net Interest Expense) shall not be (a) until and including March 31, 2019 lower than 1.2:1, the compliance with such obligation to be tested on each financial semester starting from July 1, 2018 and ii) as from April 1, 2019 until the expiration of the security period, lower than 2:1, the compliance with such obligation to be tested on each financial semester starting from April 1, 2019 and iii) the Corporate Leverage Ratio as defined in the loan agreement will not be (a) at the end of December 31, 2018 higher than 0.85:1.0, the compliance with such obligation to be tested on each financial semester starting from July 1, 2018; (b) on March 31, 2019 higher than 0.80:1.0 and (c) starting from June 1, 2019 and at the end of each Accounting Period higher than 0.75:1.0, the compliance with such obligation to be tested on each financial semester starting from June 30, 2019. The facility also restricts our ability to distribute dividends in excess of 50% of our net income except if our cash and marketable securities are equal or greater than the amount required to meet our debt service for the following eighteen-month period. As of June 30, 2018, $32.1 million was outstanding under the facility, excluding the unamortized financing fees.
Natixis Loan Facility
On December 2, 2015, we entered into a $39.4 million secured term loan facility with Natixis to partly finance the acquisition of the Championship. On March 7, 2017, we and Natixis entered into a supplemental agreement and a settlement agreement to the loan facility.  As amended, the facility bore interest at LIBOR plus a margin of 2.50% and was repayable in four installments: $2.0 million due April 28, 2017, $2.0 million due June 30, 2017, $3.0 million due September 29, 2017 and $32.4 million due May 2, 2018. Pursuant to the terms of the Natixis settlement agreement, we had an option, until September 29, 2017, to satisfy the full amount of the facility by making a prepayment of $28.0 million, which included any payments made in connection with the first three installment payments.  Upon such prepayment, the facility would be deemed satisfied in full. The borrower under the Natixis Loan Facility was our applicable vessel-owning subsidiary, and the facility was guaranteed by Seanergy Maritime Holdings Corp. The facility was secured by a first priority mortgage over the vessel, a general assignment covering earnings, insurances and requisition compensation, an account pledge agreement and technical and commercial managers' undertakings. The facility also imposed certain operating and financing covenants. Certain of these covenants could have significantly limited or prohibited, among other things, the borrower's ability to incur additional indebtedness, create liens, engage in mergers, or sell the vessels without the consent of the relevant lenders. We had received waivers until May 2, 2018, the maturity date of the loan, for certain of the covenants that required ongoing compliance in future, including requirements that (i) we maintained a Leverage Ratio (as defined in the Natixis Loan Facility) that did not exceed 75%, (ii) we maintained a ratio of EBITDA to net interest expense (each as defined in the Natixis Loan Facility) that was not less than 2:1 and (iii) we maintained liquidity in a specified amount. In addition, we had received waiver from February 1, 2017 until May 2, 2018, for the market value of the Championship plus any additional security to total facility outstanding undertaking, which should not be less than 120%.

On September 29, 2017, our lender, Natixis, entered into a deed of release and fully discharged the $35.4 million balance of our secured term loan facility obligations to the lender for a total settlement amount of $24.0 million. The first-priority mortgage over the Championship and all other securities created in favour of Natixis were irrevocably and unconditionally released pursuant to the deed of release. We recognized a gain from the Natixis refinancing of $11.4 million.
NSF Loan Facility

On November 28, 2016, we entered into a $32 million secured term loan facility with NSF to partly finance the acquisition of the Lordship and the Knightship. The facility bore fixed interest at 11% per annum, which was payable quarterly, and the principal was repayable in four consecutive quarterly installments of $0.9 million each, commencing on March 13, 2019 and a final balloon payment of $28.4 million due on December 13, 2019, which was the initial maturity date assuming that we did not choose to extend the facility for one or two maximum yearly periods as described below. The facility could only be extended twice so that the final maturity date should never extend beyond the date falling on the fifth anniversary of the final drawdown date. The option to extend the facility for up to two years from the initial maturity date was subject to an extension fee of 1.75% per extended year. The borrowers under the facility were our applicable vessel-owning subsidiaries. The facility was secured by first priority mortgages and general assignment covering earnings, insurances and requisition compensation for each of the vessels, account pledge agreements, share pledge agreements of our two vessel-owning subsidiaries and technical and commercial managers' undertakings. The facility also imposed certain operating and financing covenants. Certain of these covenants could significantly limit or prohibit, among other things, the borrowers' ability to incur additional indebtedness, create liens, engage in mergers, or sell the vessels without the consent of the relevant lenders. Certain other covenants required ongoing compliance, including requirements that (i) the borrowers maintained restricted deposits of $3 million as prepaid interest to be applied equally against the first eight quarterly interest payments of the facility, the first interest installment commenced on March 13, 2017, (ii) the borrowers maintained an asset coverage ratio with respect to the additional vessels equal to at least 112.5% and (iii) the borrowers accumulated in each of their earnings accounts within three months from each advance relevant drawdown date, and maintained throughout the security period, a minimum amount of at least $0.25 million per additional vessel, or $0.5 million in total. The facility also placed a restriction on each borrower's ability to distribute dividends to Seanergy Maritime Holdings Corp. or make any other form of distribution or effect any return of share capital if the borrower maintained a balance in its earnings account that when aggregated with a minimum liquidity amount was less than $1.0 million. On June 13, 2018 and June 28, 2018, respectively, NSF entered into deeds of release, with respect to the Lordship and Knightship, respectively, resulting in a complete release of the facility agreement dated November 28, 2016 after full settlement of the outstanding balance of $32 million. The first-priority mortgages over the Lordship and Knightship and all other securities created in favor of Northern Shipping Fund were irrevocably and unconditionally released pursuant to the deeds of release.

Jelco Loan Facility dated October 4, 2016

On October 4, 2016, we entered into a $4.2 million loan facility with Jelco to finance the initial deposits for the Lordship and the Knightship.  We refer to this as the Jelco Loan Facility.  On November 17, 2016 and November 28, 2016, we entered into amendments to this facility, which, among other things, increased the aggregate amount that may be borrowed under the facility to up to $12.8 million (to partially finance the remaining payment for the Lordship and the Knightship) and extended the maturity date to the earlier of (i) February 28, 2018 and (ii) the date falling 14 months from the final drawdown date. On January 12, 2018, we exercised our option to extend the maturity date of the Jelco Loan Facility to January 28, 2019. The Jelco Loan Facility bears interest at LIBOR plus a margin of 8.5% increased from 7%, following the extension of the maturity pursuant to the January 12, 2018 amendment and in accordance with the terms of the facility, and is repayable in one bullet payment together with accrued interest thereon to the maturity date. The margin may be increased by 1.5% if the maturity date is extended in accordance with the terms of the facility. Seanergy Maritime Holdings Corp. is the borrower under this facility. This facility is secured by a guarantee from our wholly-owned subsidiary, Emperor Holding Ltd., which is the holding company of two of our ship-owing subsidiaries owning vessels Lordship and Knightship. As of June 30, 2018, $5.9 million was outstanding under this facility, excluding the unamortized financing fees.

Jelco Backstop Facility dated March 28, 2017

On March 28, 2017, we entered into a $47.5 million secured loan agreement with Jelco, or the Jelco Backstop Facility. Under the terms of the Jelco Backstop Facility, Jelco would make available this facility to us in the event that we were not able to secure third party financing to partially fund the Natixis settlement agreement and the balance of the purchase price of the Partnership. The Jelco Backstop Facility was terminated on September 27, 2017, and no amounts were drawn down under this facility.

ATB Loan Facility

On May 24, 2017, we entered into an up to $18 million term loan facility with Amsterdam Trade Bank N.V. to partially finance the acquisition of the Partnership. The facility bears interest at LIBOR plus a margin of 4.65% per annum which is payable quarterly and the principal is repayable by twenty equal consecutive quarterly installments being $200 thousand each, by additional quarterly repayments of any Excess Cash (as defined in the loan facility) up to $3.6 million in total, and a final balloon payment due on the maturity date, May 26, 2022. The loan was made available in two drawdowns: (i) $13.3 million was drawn down on May 26, 2017 and (ii) $4.7 million was drawn down on June 22, 2017. The borrower under the ATB Loan Facility is our applicable vessel-owning subsidiary. The loan is secured by a first priority mortgage and a general assignment covering earnings, insurances and requisition compensation over the Partnership, an earnings account pledge agreement, technical and commercial managers' undertakings and a charter assignment. The facility also imposes certain operating and financing covenants. Certain of these covenants may significantly limit or prohibit, among other things, the borrowers' ability to incur additional indebtedness, create liens, engage in mergers, or sell the vessels without the consent of the relevant lenders. From June 30, 2018, certain other guarantor covenants require ongoing compliance that Seanergy Maritime Holdings Corp., on a consolidated basis, to maintain (i) a percentage ratio of net bank debt to market value adjusted total assets that does not exceed 75% and (ii) a ratio of EBITDA to net interest expense that is not less than 2:1. In addition, certain other covenants require ongoing compliance, including requirements that (i) the borrower maintains at all times a credit balance of at least $0.5 million, (ii) Seanergy Maritime Holdings Corp. maintains at all times beginning on June 30, 2017 a credit balance of at least $0.5 million per vessel, (iii) the borrower maintains an asset coverage ratio equal to at least 145% beginning on the utilization date of the first drawdown and ending on the date falling on the second anniversary and 165% at all times thereafter. The facility also places a restriction on the borrower's ability to distribute dividends to Seanergy Maritime Holdings Corp. or make any other form of distribution or effect any return of share capital unless additional repayments in an aggregate amount of $3.6 million have been made. As of June 30, 2018, the aggregate amount of the additional repayments is $0.41 million.

On September 25, 2017, in order to partially fund the refinancing of our Natixis facility, we amended and restated the ATB Loan Facility, increasing the loan amount of the facility by an additional tranche of $16.5 million, or Tranche B. The principal of Tranche B is repayable by nineteen consecutive quarterly installments, being $0.2 million each of the first four installments, $0.3 million each of the subsequent four installments, and $0.4 million each of the subsequent eleven installments, in addition to a balloon installment of any outstanding indebtedness due on the maturity date, May 26, 2022. On each quarterly repayment date, an additional repayment of at least $0.01 million, or an integral multiple of that amount, of any excess cash standing to the credit of the relevant vessel's operating account shall be applied towards reducing the balloon installment. Excess cash, as defined in the loan facility, is any amount above $1.0 million. The aggregate amount of the additional repayments, with regard to Tranche B, shall not exceed $1.25 million. The loan facility requires that the borrower shall maintain in aggregate $0.5 million as minimum liquidity. The amendment and restatement of the facility did not alter the interest rate, the maturity date, the amortization and the repayment terms of the existing tranche under the loan facility, or the financial covenants applicable to the Company as guarantor. The amended and restated loan facility is secured by first preferred mortgages and general assignments covering earnings, insurances and requisition compensation over the Partnership and Championship, earnings account pledges, shares security deeds relating to the shares of both vessels' owning subsidiaries, technical and commercial managers' undertakings and, where applicable, charter assignments. On May 18, 2018, we signed a supplemental agreement with Amsterdam Trade Bank N.V. by which: i) the ratio of EBITDA to net interest payments was amended to: not less than 1.2 times during the period commencing on June 30, 2018 and ending on June 29, 2019 and not less than 2 times from June 30, 2019 and for the remaining part of the security period, and ii) the Leverage Ratio was amended to: no more than 85% during the period commencing on June 30, 2018 and ending on March 30, 2019, no more than 80% during the period commencing on March 31, 2019 and ending on June 29, 2019 and no more than 75% during the period commencing on June 30, 2019 and for the remaining part of the security period. As of June 30, 2018, $32.7 million was outstanding under the facility, excluding the unamortized financing fees.

Jelco Loan Facility originally dated May 24, 2017 and amended and restated on September 27, 2017

On May 24, 2017, we entered into an up to $16.2 million loan facility with Jelco to partially finance the acquisition of the Partnership. On June 22, 2017 and on August 22, 2017, we entered into supplemental letters with Jelco to amend the terms of this loan facility, whereby the repayment of $4.8 million was deferred until September 29, 2017.

On September 27, 2017, we amended and restated the May 24, 2017 Jelco Loan Facility. The amended facility currently bears interest at three-month LIBOR plus a margin of 6% per annum which is payable quarterly and the principal is repayable in one bullet payment due on the maturity date. The maturity date, which was deferred from May 24, 2018 to May 24, 2019, may, at our option, be extended to May 24, 2020, from May 24, 2019 previously. We intend to exercise this option. The margin will be increased by 1% if the maturity date is extended. The facility is secured by second preferred mortgages over the Championship and Partnership, second priority general assignments covering earnings, insurances and requisition compensation over each vessel, guarantees from our vessel-owning subsidiaries, and a guarantee from our wholly-owned subsidiary, Emperor Holding Ltd., which is the holding company of two of our ship-owing subsidiaries owning vessels Lordship and Knightship. As of June 30, 2018, $11.5 million was outstanding under this facility, excluding the unamortized financing fees.

Jelco Loan Facility dated April 10, 2018
On April 10, 2018, the Company entered into a $2 million loan facility with Jelco for working capital purposes. The Company drew down the $2 million on April 12, 2018. The facility, as amended on June 13, 2018, bears fixed interest of 10% per annum which is payable, along with the principal, in one bullet payment due by August 10, 2018. The facility is secured by a guarantee from the Company's wholly-owned subsidiary, Emperor Holding Ltd. As of June 30, 2018, $2 million was outstanding under this facility.
Wilmington Trust Loan Facility dated June 11, 2018
On June 11, 2018, we entered into a $24.5 million loan agreement with Wilmington Trust, National Association as facility agent and security agent and certain nominees of EnTrustPermal as lenders, for the purpose of refinancing the outstanding indebtedness of Lordship under the previous loan facility with NSF dated November 28, 2016. The borrower under the facility is the applicable vessel-owning subsidiary and the facility is guaranteed by Seanergy. The facility matures in June 2023, and can be extended until June 2025 subject to certain conditions. Specifically, the borrower has the right to sell the ship back to the lender at a pre-agreed price of $20.8 million on the fifth anniversary of the loan utilization ("Year-5 Put Option"). If the borrower elects to exercise the Year-5 Put Option, the lender has the right to extend the termination date of the loan by a further two years, in which case the exercise of the Year-5 Put Option by the borrower shall be cancelled in its entirety. Furthermore, the borrower has the right to sell the ship back to the lender at a pre-agreed price of $15 million on the seventh anniversary of the loan utilization ("Year-7 Put Option"). If the borrower elects to exercise the Year-7 Put Option then the lenders will be obliged to purchase the ship at the pre-agreed price. The new facility is secured by a first priority mortgage over the vessel, general assignment covering earnings, insurances and requisition compensation, an account pledge agreement and a share pledge agreement concerning the respective vessel-owning subsidiary and technical and commercial managers' undertakings. The new loan facility bears a weighted average all-in interest rate of 11.4% and 11.2% assuming a maturity date in June 2023 or in June 2025, respectively. The principal obligation amortizes in 20 or 28 quarterly installments, with a balloon payment of $15.3 million or $9.5 million due at maturity, assuming a maturity date in June 2023 or in June 2025, respectively.  The facility also imposes certain customary operating covenants. Certain of these covenants may significantly limit or prohibit, among other things, the particular borrower's ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, engage in mergers, or sell the vessel without the consent of the relevant lenders. As of June 30, 2018, we had drawn down the entire $24.5 million and this amount was outstanding under this facility, excluding the unamortized financing fees.

Sale and leaseback agreement with Hanchen Limited dated June 28, 2018
On June 28, 2018, we entered into a $26.5 million sale and leaseback agreement for Knightship with Hanchen Limited ("Buyer", "Hanchen"), an affiliate of AVIC International Leasing Co., Ltd., for the purpose of refinancing the outstanding indebtedness of Knightship under the previous loan facility with NSF dated November 28, 2016. Our wholly-owned subsidiary ("Seller" or "Charterer") sold and chartered back the vessel on a bareboat basis for an eight year period, having a purchase obligation at the end of the eighth year and it further has the option to repurchase Knightship at any time following the second anniversary of the bareboat charter. The transaction was accounted for as a failed sale and leaseback transaction and resulted in a finance lease. The bareboat charter is secured by a general assignment covering earnings, insurances and requisition compensation, an account pledge agreement and a share pledge agreement of the shares of the bareboat charterer subsidiary and technical and commercial managers' undertakings. Seanergy Maritime Holdings Corp. provided a guarantee to Hanchen for its obligations under the bareboat charter. An upfront charterhire of $6.6 million was paid by the Charterer to Hanchen upon the delivery of the vessel. A deposit of $1.3 million was paid by the Charterer to Hanchen upon the delivery of the vessel in order to secure the due observance and performance by the Charterer of its obligations and undertakings as per the sale and leaseback agreement. The deposit can be set off against the balloon payment at maturity. The charterhire principal bears interest at LIBOR plus a margin of 4% and amortizes in thirty two consecutive equal quarterly installments of approximately $0.5 million along with a balloon payment at maturity of $5.3 million. The Charterer is required to maintain a value maintenance ratio (as defined in the additional clauses of the bareboat charter) of at least 120%. In addition, the bareboat charter requires the Charterer to maintain in aggregate $1.3 million as cash deposit until the second anniversary of the delivery date or if earlier, a sub-charter in form and substance acceptable to Hanchen is available. The charterhire principal, as of June 30, 2018, is $19.9 million.
Convertible Promissory Notes
On March 12, 2015, we issued a convertible promissory note for $4.0 million to Jelco. The note, as amended, is repayable in four installments with the first installment occurring six months after the delivery date of the Leadership and the other three installments semi-annually commencing four years after the delivery date of the Leadership, along with a balloon installment of $3.2 million payable on the final maturity date in the first quarter of 2020. The note bears interest at three-month LIBOR plus a margin of 5% with interest payable quarterly. At Jelco's option, the principal amount under the convertible note or any part thereof may be paid at any time in common shares at a conversion price of $0.90 per share. Jelco also received customary registration rights with respect to any shares received upon conversion of the note. As of June 30, 2018, $3.8 million was outstanding under the note.
On September 7, 2015, we issued a revolving convertible promissory note to Jelco for an amount up to $6.8 million, or the Applicable Limit. Following nine amendments to the note between December 2015 and September 2017, the Applicable Limit was raised to $21.2 million. The Applicable Limit will be reduced by $3.3 million four years following the first drawdown. The aggregate outstanding principal is repayable on the third quarter of 2020, however, principal is also repayable earlier to the extent that the aggregate outstanding principal exceeds the Applicable Limit (as it may be reduced from time to time). The note bears interest at three-month LIBOR plus a margin of 5% with interest payable quarterly. At Jelco's option, our obligation to repay the principal amount under the revolving convertible note or any part thereof may be paid in common shares at a conversion price of $0.90 per share. Jelco also received customary registration rights with respect to any shares received upon conversion of the note. As of June 30, 2018, $21.2 million was outstanding under the note.
On September 27, 2017, we issued a convertible promissory note to Jelco for an amount of $13.75 million. The note is repayable by two consecutive annual installments of $1.375 million, with the first installment occurring 24 months after the drawdown date, along with a balloon installment of $11 million payable four years after the drawdown date. The note bears interest at three-month LIBOR plus a margin of 5% with interest payable quarterly. At Jelco's option, the whole or any part of the principal amount under the note may be paid at any time in common shares at a conversion price of $0.90 per share. Jelco also received customary registration rights with respect to all shares upon conversion of the note. The note is secured by second preferred mortgages and second priority general assignments covering earnings, insurances and requisition compensation over the Championship and the Partnership and guarantees from our vessel-owning subsidiaries; all cross collateralized with the loan entered into with Jelco on May 24, 2017, as amended and restated. Of the $13.75 million under the note, $4.75 million were used to make a mandatory prepayment under the May 2017 Jelco loan facility. As of June 30, 2018, $13.75 million was outstanding under the note.

Our wholly-owned subsidiary Emperor Holding Ltd. has provided a guarantee, dated September 27, 2017, to Jelco for Seanergy Maritime Holding Corp.'s obligations under all these notes.

Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations as of June 30, 2018 (in thousands of U.S. Dollars):
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-term debt, debt to related party and other financial liabilities	$219,859	$30,706	$106,516	$71,872	$10,765
Convertible promissory notes	38,715	200	27,515	11,000	-
Interest expense - long term debt, debt to related party and other financial liabilities	45,742	15,144	21,212	7,679	1,707
Interest expense - convertible promissory notes	6,957	2,889	3,852	216	-
Office rent obligations	746	38	370	338	-
Total	$312,019	$48,977	$159,465	$91,105	$12,472

Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp.
Consolidated Balance Sheets
As of June 30, 2018 (unaudited) and December 31, 2017
 (In thousands of US Dollars, except for share and per share data)

	Notes	2018	2017
ASSETS
Current assets:
Cash and cash equivalents	4	12,218	8,889
Restricted cash	4, 7	50	1,550
Accounts receivable trade, net	2	2,037	3,626
Inventories	5	6,744	4,797
Prepaid expenses and other current assets		1,041	636
Deferred voyage expenses	2	161	-
Total current assets		22,251	19,498

Fixed assets:
Vessels, net	6	249,344	254,730
Other fixed assets, net		554	-
Right of use asset - leases	9	626	-
Total fixed assets		250,524	254,730

Other non-current assets:
Deposits assets, non-current	7	1,325	-
Deferred charges, non-current		432	846
Restricted cash, non-current	4, 7	730	600
Other non-current assets		30	31
TOTAL ASSETS		275,292	275,705

LIABILITIES AND STOCKHOLDERS EQUITY
Current liabilities:
Current portion of long-term debt and other financial liabilities, net of deferred finance costs	7	21,779	19,216
Current portion of convertible promissory notes	3	200	-
Trade accounts and other payables		10,198	8,778
Due to related parties	3	7,896	-
Accrued liabilities		3,955	4,725
Lease liability	2	36	-
Deferred revenue	2	4,641	1,741
Total current liabilities		48,705	34,460

Non-current liabilities:
Long-term debt and other financial liabilities, net of current portion and deferred finance costs	7	177,244	175,805
Due to related parties, non-current	3	11,450	17,342
Long-term portion of convertible promissory notes	3	8,669	6,785
Lease liability, non-current	2	590	-
Total liabilities		246,658	234,392

Commitments and contingencies	9	-	-

STOCKHOLDERS EQUITY
Preferred stock, $0.0001 par value; 25,000,000 shares authorized; none issued		-	-
Common stock, $0.0001 par value; 500,000,000 authorized shares as at June 30, 2018 and December 31, 2017; 38,219,014 and 36,979,346 shares issued and outstanding as at June 30, 2018 and December 31, 2017, respectively	10	3	3
Additional paid-in capital	3	383,938	383,007
Accumulated deficit	2	(355,307)	(341,697)
Total Stockholders' equity		28,634	41,313
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY		275,292	275,705

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Seanergy Maritime Holdings Corp.
Unaudited Interim Consolidated Statements of Loss
For the six-month periods ended June 30, 2018 and 2017
(In thousands of US Dollars, except for share and per share data)

	Notes	2018	2017
Revenues:
Vessel revenue	2	39,533	32,947
Commissions	2	(1,391)	(1,253)
Vessel revenue, net		38,142	31,694
Expenses:
Voyage expenses	2	(17,732)	(16,629)
Vessel operating expenses		(10,310)	(8,796)
Management fees		(528)	(488)
General and administration expenses		(3,003)	(2,269)
Amortization of deferred dry-docking costs		(401)	(430)
Depreciation		(5,499)	(4,952)
Operating income/ (loss)		669	(1,870)
Other income / (expenses), net:
Interest and finance costs	11	(8,688)	(5,801)
Interest and finance costs - related party	3 & 11	(4,241)	(1,900)
Interest and other income		-	8
Foreign currency exchange losses, net		(60)	(27)
Total other expenses, net		(12,989)	(7,720)
Net loss before income taxes		(12,320)	(9,590)
Income taxes		11	-
Net loss		(12,309)	(9,590)

Net loss per common share
Basic	12	(0.33)	(0.27)
Weighted average common shares outstanding
Basic	12	36,949,832	35,217,339

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Seanergy Maritime Holdings Corp.
Unaudited Interim Consolidated Statements of Stockholders' Equity
For the six-month periods ended June 30, 2018 and 2017
 (In thousands of US Dollars, except for share data)

	Common stock
	# of Shares	Par Value	Additional paid-in capital	Accumulated deficit	Total stockholders' equity

Balance, January 1, 2017	34,072,210	3	369,291	(338,462)	30,832
Issuance of common stock (Note 10)	2,907,136	-	2,597	-	2,597
Stock based compensation (Note 13)	-	-	480	-	480
Net loss	-	-	-	(9,590)	(9,590)
Balance, June 30, 2017	36,979,346	3	372,368	(348,052)	24,319

	Common stock
	# of Shares	Par Value	Additional paid-in capital	Accumulated deficit	Total stockholders' equity

Balance, January 1, 2018	36,979,346	3	383,007	(341,697)	41,313
Adoption of revenue recognition accounting policy adjustment (Note 2)	-	-	-	(1,301)	(1,301)
Stock based compensation (Note 13)	1,239,668	-	931	-	931
Net loss	-	-	-	(12,309)	(12,309)
Balance, June 30, 2018	38,219,014	3	383,938	(355,307)	28,634

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Seanergy Maritime Holdings Corp.
Unaudited Interim Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2018 and 2017
 (In thousands of US Dollars)

	2018	2017
Cash flows from operating activities:
Net loss	(12,309)	(9,590)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	5,499	4,952
Amortization of deferred dry-docking costs	401	430
Amortization and write-off of deferred finance charges	574	248
Amortization of convertible promissory note beneficial conversion feature	2,084	748
Stock based compensation	931	480
Adoption of revenue recognition accounting policy adjustment	(1,301)	-
Changes in operating assets and liabilities:
Accounts receivable trade, net	1,589	(1,036)
Inventories	(1,947)	(1,204)
Other current assets	(404)	334
Deferred voyage expenses	(161)	-
Deferred charges – non current	(14)	(90)
Other non-current assets	1	5
Trade accounts and other payables	1,396	1,487
Accrued liabilities	(818)	116
Deferred revenue	2,900	(1,627)
Net cash used in operating activities	(1,579)	(4,747)
Cash flows from investing activities:
Vessels acquisitions and improvements	(67)	(32,729)
Other fixed assets, net	(550)	-
Net cash used in investing activities	(617)	(32,729)
Cash flows from financing activities:
Net proceeds from issuance of common stock and warrants	-	2,713
Proceeds from long term debt and financial liability	43,050	18,000
Proceeds from related party debt	2,000	16,200
Repayments of long term debt	(40,317)	(5,752)
Payments of financing costs	(578)	(396)
Net cash provided by financing activities	4,155	30,765
Net increase/(decrease) in cash and cash equivalents and restricted cash	1,959	(6,711)
Cash and cash equivalents and restricted cash at beginning of period	11,039	15,908
Cash and cash equivalents and restricted cash at end of period	12,998	9,197

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest	9,570	6,343
Deposit – sale & leaseback	1,325	-

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

1.	Basis of Presentation and General Information:

Seanergy Maritime Holdings Corp. (the "Company" or "Seanergy") was formed under the laws of the Republic of the Marshall Islands on January 4, 2008, with executive offices located in Athens, Greece. The Company provides global transportation solutions in the dry bulk shipping sector through its vessel-owning subsidiaries.
The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("U.S. GAAP") and applicable rules and regulations of the U.S. Securities and Exchange Commission (the "SEC") for certain financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed with the SEC on March 7, 2018.

In the opinion of management, these unaudited interim consolidated financial statements, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2018, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2018.

a.	Subsidiaries in Consolidation:

Seanergy's subsidiaries included in these consolidated financial statements as of June 30, 2018, are as follows:

Company	Country of Incorporation	Vessel name	Date of Delivery	Date of Sale/Disposal
Seanergy Management Corp.(1) (3)	Marshall Islands	N/A	N/A	N/A
Seanergy Shipmanagement Corp.(1) (3)	Marshall Islands	N/A	N/A	N/A
Sea Glorius Shipping Co.(1)	Marshall Islands	Gloriuship	November 3, 2015	N/A
Sea Genius Shipping Co.(1)	Marshall Islands	Geniuship	October 13, 2015	N/A
Leader Shipping Co.(1)	Marshall Islands	Leadership	March 19, 2015	N/A
Premier Marine Co.(1)	Marshall Islands	Premiership	September 11, 2015	N/A
Gladiator Shipping Co.(1)	Marshall Islands	Gladiatorship	September 29, 2015	N/A
Guardian Shipping Co.(1)	Marshall Islands	Guardianship	October 21, 2015	N/A
Champion Ocean Navigation Co. Limited (1)	Malta	Championship	December 7, 2015	N/A
Squire Ocean Navigation Co.(1)	Liberia	Squireship	November 10, 2015	N/A
Emperor Holding Ltd.(1)	Marshall Islands	N/A	N/A	N/A
Knight Ocean Navigation Co.(1)	Liberia	Knightship	December 13, 2016	N/A
Lord Ocean Navigation Co.(1)	Liberia	Lordship	November 30, 2016	N/A
Partner Shipping Co. Limited (1)	Malta	Partnership	May 31, 2017	N/A
Pembroke Chartering Services Limited (4)	Malta	N/A	N/A	N/A
Martinique International Corp.(1)	British Virgin Islands	Bremen Max	September 11, 2008	March 7, 2014
Harbour Business International Corp.(1)	British Virgin Islands	Hamburg Max	September 25, 2008	March 10, 2014
Maritime Capital Shipping Limited (1)	Bermuda	N/A	N/A	N/A
Maritime Capital Shipping (HK) Limited (3)	Hong Kong	N/A	N/A	N/A
Maritime Glory Shipping Limited (2)	British Virgin Islands	Clipper Glory	May 21, 2010	December 4, 2012
Maritime Grace Shipping Limited (2)	British Virgin Islands	Clipper Grace	May 21, 2010	October 15, 2012
Atlantic Grace Shipping Limited (5)	British Virgin Islands	N/A	N/A	N/A

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

(1) Subsidiaries wholly owned
(2) Vessel owning subsidiaries owned by Maritime Capital Shipping Limited (or "MCS")
(3) Management company
(4) Chartering services company
(5) Dormant company

2.	Significant Accounting Policies:

A discussion of the Company's significant accounting policies can be found in the Company's consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on March 7, 2018. There have been no material changes to these policies in the six-month period ended June 30, 2018, other than as disclosed below:

Recent Accounting Pronouncements Adopted
Revenue
On January 1, 2018, the Company adopted ASU No. 2014-09, Revenue from Contracts with Customers and the related amendments ("ASC 606" or "the new revenue standard") using the modified retrospective method, requiring to recognize the cumulative effect of adopting this guidance as an adjustment to the 2018 opening balance of retained earnings and not retrospectively adjusting prior periods. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU No. 2014-09 indicates that an entity should perform a five-step approach in recognizing revenue, which might require more judgement and estimates compared to existing U.S. GAAP standards. Previously, revenue was recognized from the latter of the completion of the previous voyage and the signing of the next charter party until completion of cargo discharge. Under the new standard, revenue is recognized beginning from when the vessel arrives at the load port until completion of cargo discharge. Voyage costs are recognized over the length of the voyage as the performance obligation is satisfied, while costs to obtain the contract are deferred and amortized during the charter period. The adoption of new standard resulted in an increase in the opening Accumulated deficit balance as of January 1, 2018 of approximately $1,301 as a result of the adjustment of Vessels revenue and Voyage expenses. Having not adopted ASC 606 the Company's: (i) vessel revenues would have been $40,923 for the six-month period ended June 30, 2018, (ii) voyage expenses would have been $18,220 for the six-month period ended June 30, 2018 and (iii) commissions would have been $1,444 as of June 30, 2018. The balance sheet accounts affected are Accounts Receivable Trade, Net, Deferred Voyage Expenses, Trade Accounts and Other Payables and Accrued Liabilities. The total net positive effect in the Company's consolidated net loss having not adopted ASC 606 would have been $849 for the six-month period ended June 30, 2018.
Charterers individually accounting for more than 10% of revenues during the six-month periods ended June 30, 2018 and 2017 were:

Customer	2018	2017
A	27%	10%
B	16%	14%
C	12%	-
D	11%	-
E	-	19%
F	-	12%
Total	66%	55%

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

Leases
In February 2016, the FASB issued ASU No. 2016-02 - Leases (ASC 842), and as amended, which requires lessees to recognize most leases on the balance sheet. This is expected to increase both reported assets and liabilities. The new lease standard does not substantially change lessor accounting. For public companies, the standard will be effective for the first interim reporting period within annual periods beginning after December 15, 2018, although early adoption is permitted. Lessees and lessors will be required to apply the new standard at the beginning of the earliest period presented in the financial statements in which they first apply the new guidance, using a modified retrospective transition method. In July 2018, the FASB issued ASU No. 2018-11, Leases (ASC 842) – Targeted Improvements. The amendments in this Update: (i) provide entities with an additional (and optional) transition method to adopt the new leases standard, under which an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption consistent with preparers' requests and (ii) provide lessors with a practical expedient, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for those components as a single component if both of the following are met: (a) The timing and pattern of transfer of the non-lease component(s) and associated lease component are the same and (b) The lease component, if accounted for separately, would be classified as an operating lease. If the non-lease component or components associated with the lease component are the predominant component of the combined component, an entity is required to account for the combined component in accordance with ASC 606. Otherwise, the entity should account for the combined component as an operating lease in accordance with ASC 842. Under ASC 842, lessees and lessors will be required to apply the new standard at the beginning of the earliest period presented in the financial statements in which they first apply the new guidance, using a modified retrospective transition method. The requirements of this standard include a significant increase in required disclosures. The Company has early adopted ASU 2016-02 and ASU 2018-11 as of June 30, 2018 and has elected the practical expedient of combining the lease and non-lease component(s) as a single component since the time and pattern of transfer of the non-lease component(s) and associated component are the same and the lease components are classified as operating leases. The adoption of ASU 2016-02 and ASU 2018-11 did not have a material impact on the consolidated results of operations, financial condition, or cash flows.

In August 2016, the FASB issued ASU No. 2016-15 Statement of Cash Flows (Topic 230) – Classification of Certain Cash Receipts and Cash Payments which addresses the following eight specific cash flow issues with the objective of reducing the existing diversity in practice: Debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (COLIs) (including bank-owned life insurance policies (BOLIs)); distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period, however early adoption is permitted. The Company adopted the new guidance on January 1, 2018 and it did not have a material impact on the consolidated results of operations, financial condition, or cash flows.

In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718). ASU 2017-09 clarifies when changes to the terms or conditions of a share-based payment award must be accounted for as modifications. ASU 2017-09 allows companies to make certain changes to awards without accounting for them as modifications. It does not change the accounting for modifications. ASU 2017-09 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017 for all entities. Early adoption is permitted, including adoption in any interim period for which financial statements have not yet been issued or made available for issuance. The adoption of this new accounting guidance did not have a material effect on the Company's Consolidated Financial Statements. The Company adopted the new guidance on January 1, 2018 and it did not have any effect on its consolidated financial statements.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

Recent Accounting Pronouncements Not Yet Adopted
In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation which concerns Improvements to Nonemployee Share-Based Payment Accounting. The amendments in this Update affect all entities that enter into share-based payment transactions for acquiring goods and services from nonemployees. The amendments in this Update expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. An entity should apply the requirements of Topic 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor's own operations by issuing share-based payment awards. The amendments also clarify that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606, Revenue from Contracts with Customers. Consistent with the accounting requirement for employee share-based payment awards, nonemployee share-based payment awards within the scope of Topic 718 are measured at grant-date fair value of the equity instruments that an entity is obligated to issue when the good has been delivered or the service has been rendered and any other conditions necessary to earn the right to benefit from the instruments have been satisfied. Equity-classified nonemployee share-based payment awards are measured at the grant date. The definition of the term grant date is amended to generally state the date at which a grantor and a grantee reach a mutual understanding of the key terms and conditions of a share-based payment award. Generally, the classification of equity-classified nonemployee share-based payment awards will continue to be subject to the requirements of Topic 718 unless modified after the good has been delivered, the service has been rendered, any other conditions necessary to earn the right to benefit from the instruments have been satisfied, and the nonemployee is no longer providing goods or services. This eliminates the requirement to reassess classification of such awards upon vesting. ASU 2018-07 is effective for public business entities in annual periods beginning after December 15, 2018 and interim periods within those years. Early adoption is permitted, including adoption in any interim period for which financial statements have not yet been issued or made available for issuance, but not before an entity adopts the new revenue guidance. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures.

3.	Transactions with Related Parties:

a.	Convertible Promissory Notes:

March 12, 2015 Convertible Promissory Note
On March 12, 2015 ("commitment date"), the Company issued a convertible promissory note of $4,000 to Jelco Delta Holding Corp., or Jelco, a company affiliated with Claudia Restis, who is also the Company's principal shareholder, for general corporate purposes. The convertible note, as amended, is repayable in four installments with the first installment occurring six months after the delivery date of the M/V Leadership and the other three installments semi-annually commencing four years after the delivery date of the M/V Leadership, along with a balloon installment of $3,200 payable on the final maturity date, March 19, 2020. The note bears interest at three-month LIBOR plus a margin of 5% with quarterly interest payments. At Jelco's option, the outstanding principal amount under the convertible note or any part thereof may be paid at any time in common shares at a conversion price of $0.90 per share. Jelco also received customary registration rights with respect to all shares upon conversion of the note. The note is secured by a guarantee from the Company's wholly-owned subsidiary, Emperor Holding Ltd., which is the holding company of the M/V Lordship and the M/V Knightship.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

The Company accounted for the issuance of the March 2015 convertible promissory note in accordance with the beneficial conversion features ("BCF") guidance of ASC 470-20. The intrinsic value of the BCF was determined as the number of shares converted from the convertible note times the positive difference between the fair value of the stock on the commitment date and the contractual conversion price. Since the intrinsic value of the BCF at the commitment date was greater than the proceeds allocated to the convertible instrument, the amount of the discount assigned to the BCF was limited to the amount of the proceeds allocated to the convertible instrument. The second installment of $200 is due on March 19, 2019 thus the respective amount has been classified to current. As of December 31, 2015, the Company had paid the first installment, with the entire payment recorded as a reduction to Additional paid-in capital.
September 27, 2017 Convertible Promissory Note
On September 27, 2017, the Company issued a convertible promissory note to Jelco for an amount of $13,750. The note is repayable by two consecutive annual installments of $1,375, with the first installment occurring 24 months after the drawdown date, along with a balloon installment of $11,000 payable four years after the drawdown date. The note bears interest at three-month LIBOR plus a margin of 5% with quarterly interest payments. At Jelco's option, the whole or any part of the principal amount under the note may be paid at any time in common shares at a conversion price of $0.90 per share. Jelco also received customary registration rights with respect to all shares upon conversion of the note. The note is secured by second preferred mortgages and second priority general assignments covering earnings, insurances and requisition compensation over the M/V Championship and the M/V Partnership, guarantees from the Company's vessel-owning subsidiaries, and a guarantee from the Company's wholly-owned subsidiary, Emperor Holding Ltd.; all cross collateralized with the loan entered into with Jelco on May 24, 2017, as amended and restated. Of the $13,750 under the note, $4,750 were used to make a mandatory prepayment under the May 2017 Jelco loan facility.
The Company accounted for the issuance of the September 2017 convertible promissory note in accordance with the beneficial conversion features ("BCF") guidance of ASC 470-20. The intrinsic value of the BCF was determined as the number of shares converted from the convertible note times the positive difference between the fair value of the stock on the commitment date and the contractual conversion price. The intrinsic value of the BCF at the commitment date was not greater than the proceeds allocated to the convertible instrument and the amount of the discount assigned to the BCF was $10,389.
The debt movement of the convertible notes is presented below:
	Applicable limit	Debt discount	Accumulated deficit	Debt
Balance, December 31, 2016	4,000	(4,000)	425	425
Amortization (Note 11)	-	-	214	214
Balance, June 30, 2017	4,000	(4,000)	639	639
Additions	13,750	(10,389)	-	3,361
Amortization (Note 11)	-	-	578	578
Balance, December 31, 2017	17,750	(14,389)	1,217	4,578
Amortization (Note 11)	-	-	1,011	1,011
Balance, June 30, 2018	17,750	(14,389)	2,228	5,589

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

The equity movement of the convertible notes is presented below:

Additional paid-in capital
Balance, December 31, 2016	3,800
Balance, June 30, 2017	3,800
Additions	10,389
Balance, December 31, 2017	14,189
Balance, June 30, 2018	14,189

September 7, 2015 Revolving Convertible Promissory Note
On September 7, 2015 ("commitment date"), the Company issued a revolving convertible promissory note to Jelco for an amount up to $6,765 (the "Applicable Limit") for general corporate purposes. Following nine amendments to the revolving convertible note between December 2015 and September 2017, the Applicable Limit was raised to $21,165. The Applicable Limit will be reduced by $3,300 four years following the first drawdown. The aggregate outstanding principal is repayable in September 2020. However, the principal is also repayable earlier to the extent that the aggregate outstanding principal exceeds the Applicable Limit (as it may be reduced from time to time). The note bears interest at three-month LIBOR plus a margin of 5% with interest payable quarterly. At Jelco's option, the Company's obligation to repay the principal amount under the revolving convertible note or any part thereof may be paid in common shares at a conversion price of $0.90 per share. Jelco also received customary registration rights with respect to all shares upon conversion of the note. The note is secured by a guarantee from the Company's wholly-owned subsidiary, Emperor Holding Ltd. The Company had drawn down the entire $21,165 as of June 30, 2016.

The Company accounted for the issuance of the revolving convertible promissory note in accordance with the BCF guidance of ASC 470-20. The intrinsic value of the BCF was determined as the number of shares converted from the convertible note times the positive difference between the fair value of the stock on the commitment date and the contractual conversion price. Since the intrinsic value of the BCF at the commitment date was greater than the proceeds allocated to the convertible instrument, the amount of the discount assigned to the BCF was limited to the amount of the proceeds allocated to the convertible instrument.

The debt movement of the revolving convertible note is presented below:

	Applicable limit	Debt discount	Accumulated deficit	Debt
Balance, December 31, 2016	21,165	(21,165)	872	872
Amortization (Note 11)	-	-	534	534
Balance, June 30, 2017	21,165	(21,165)	1,406	1,406
Amortization	-	-	801	801
Balance, December 31, 2017	21,165	(21,165)	2,207	2,207
Amortization (Note 11)	-	-	1,073	1,073
Balance, June 30, 2018	21,165	(21,165)	3,280	3,280

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

The equity movement of the revolving convertible note is presented below:

Additional paid-in capital
Balance, December 31, 2016	21,165
Balance, June 30, 2017	21,165
Balance, December 31, 2017	21,165
Balance, June 30, 2018	21,165

b.	Loan Agreements:

On October 4, 2016, the Company entered into a $4,150 loan facility with Jelco to finance the initial deposits for the vessels M/V Lordship and M/V Knightship. On November 17, 2016 and November 28, 2016, the Company entered into amendments to this facility, which, among other things, increased the aggregate amount that could be borrowed under the facility to up to $12,800 (to partially finance the remaining payment for the M/V Lordship and the M/V Knightship) and extended the maturity date to the earlier of (i) February 28, 2018 and (ii) the date falling 14 months from the final drawdown date. On January 12, 2018, the Company exercised its option to defer the final repayment date from January 28, 2018 to January 28, 2019. As of December 31, 2016, the Company had drawn down the entire $12,800. The facility bears interest at LIBOR plus a margin of 9% per annum and is repayable in one bullet payment together with accrued interest thereon to the maturity date. The facility further provided that the Company was required to prepay Jelco (i) in the event of a public offering by the Company of Seanergy Maritime Holdings Corp's securities, an amount equal to 25 percent of the net offering proceeds and (ii) $1,900 upon the delivery of the M/V Knightship. Seanergy Maritime Holdings Corp. is the borrower under this facility. The margin may be decreased by 2% upon a $5,000 prepayment by the Company or increased by 1.5% if the maturity date is extended in accordance with the terms of the facility. The facility is secured by second priority mortgages and general assignments covering earnings, insurances and requisition compensation on the M/V Lordship and the M/V Knightship. On December 14, 2016, following the delivery of M/V Knightship on December 13, 2016, the company prepaid Jelco $1,900 in accordance with the facility provisions.

Additionally, on December 14, 2016, following the completion of the Company's public offering of 10,000,000 of its common shares on December 13, 2016, the company prepaid Jelco $5,000 in accordance with the facility provisions. The $5,000 comprised of (i) $3,430 mandatory prepayment as per the 25 percent of the then estimated net offering proceeds provision described above and (ii) $1,570 voluntary prepayment. As a result of the $5,000 prepayment, the margin was reduced by 2% to 7%. As of June 30, 2018, $5,900 was outstanding under this loan facility. The balance sheet amount is shown net of deferred financing costs.

On May 24, 2017, the Company entered into an up to $16,200 loan facility with Jelco to partially finance the acquisition of the M/V Partnership. The Company drew down the $16,200 on May 24, 2017. On June 22, 2017 and on August 22, 2017, the Company entered into supplemental letters with Jelco to amend the terms of this loan facility, whereby the mandatory repayment of $4,750 was deferred until September 29, 2017. On September 27, 2017, the facility was amended and restated. The amended facility currently bears interest at three-month LIBOR plus a margin of 6% per annum which is payable quarterly and the principal is repayable in one bullet payment due on the maturity date. The maturity date, which was deferred from May 24, 2018 to May 24, 2019, may, at the Company's option, be extended to May 24, 2020, from May 24, 2019 previously. The Company expects to exercise this option. The margin will be increased by 1% if the maturity date is extended. The mandatory repayment of the $4,750 was financed by the convertible promissory note to Jelco on September 27, 2017. The facility is secured by second preferred mortgages over the M/V Championship and M/V Partnership, second priority general assignments covering earnings, insurances and requisition compensation over each vessel, guarantees from our vessel-owning subsidiaries, and a guarantee from the Company's wholly-owned subsidiary, Emperor Holding Ltd. As of June 30, 2018, $11,450 was outstanding under this loan facility and is classified under non-current liabilities since the Company does not have any obligation to repay the loan within the next twelve months.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

On April 10, 2018, the Company entered into a $2,000 loan facility with Jelco for working capital purposes. The Company drew down the $2,000 on April 12, 2018. The facility, as amended on June 13, 2018, bears fixed interest of 10% per annum, payable quarterly, and the principal is payable in one bullet payment due by August 10, 2018. The facility is secured by a guarantee from the Company's wholly-owned subsidiary, Emperor Holding Ltd.
4.	Cash and Cash Equivalents and Restricted Cash:

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the balance sheet that sum to the total of the same such amounts shown in the statement of cash flows:
	June 30, 2018	December 31, 2017
Cash and cash equivalents	12,218	8,889
Restricted cash	50	1,550
Restricted cash, non-current	730	600
Total	12,998	11,039

Restricted cash as of June 30, 2018 amounts include $500 of minimum liquidity requirements as per the Amsterdam Trade Bank N.V. loan agreement (Note 7), $230 in a dry-docking reserve account as per the Amsterdam Trade Bank N.V. loan agreement and $50 of restricted deposits pledged as collateral regarding credit cards balances with one of the Company's financial institutions. Minimum liquidity, not legally restricted, of $5,500 as per the Company's credit facilities covenants is included in Cash and cash equivalents. A deposit of $1,325 as per the June 28, 2018 sale and leaseback agreement is included in Cash and cash equivalents (Note 7). As of December 31, 2017, restricted cash amounts included $1,500 of restricted deposits as contractually required under the loan facility with Northern Shipping Fund III LP, or NSF (Note 7), $500 of minimum liquidity requirements as per the Amsterdam Trade Bank N.V. loan agreement (Note 7), $100 in dry-docking reserve accounts as per the Amsterdam Trade Bank N.V. loan agreement and $50 of restricted deposits pledged as collateral regarding credit cards balances with one of the Company's financial institutions.
5.	Inventories:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	June 30, 2018	December 31, 2017
Lubricants	590	582
Bunkers	6,154	4,215
Total	6,744	4,797

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

6.	Vessels, Net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	June 30, 2018	December 31, 2017
Cost:
Beginning balance	275,582	242,462
- Additions	89	33,120
Ending balance	275,671	275,582

Accumulated depreciation:
Beginning balance	(20,852)	(10,353)
- Additions	(5,475)	(10,499)
Ending balance	(26,327)	(20,852)

Net book value	249,344	254,730

On March 28, 2017, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand Capesize vessel, at a gross purchase price of $32,650. On May 31, 2017, the Company acquired the 2012 Capesize, 179,213 DWT vessel M/V Partnership. The acquisition was financed with the Amsterdam Trade Bank N.V. loan facility (Note 7), the Jelco loan facility entered into on May 24, 2017 (Note 3) and by cash on hand. Additionally, approximately $89 and $465 worth of expenditures that increased the earning capacity and improved the efficiency of certain vessels were capitalized during the six and twelve month periods ended June 30, 2018 and December 31, 2017, respectively.
All vessels are mortgaged to secured loans (Notes 3 and 7).
7.	Long-Term Debt and Financial Liabilities:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	June 30, 2018	December 31, 2017
Secured loan facilities and other financial liabilities	200,508	196,450
Less: Deferred financing costs	(1,485)	(1,429)
Total	199,023	195,021
Less - current portion	(21,779)	(19,216)
Long-term portion	177,244	175,805

Secured credit facilities

On March 6, 2015, the Company entered into a loan agreement with Alpha Bank A.E., for a secured loan facility in an amount of $8,750. The loan was used to partially finance the acquisition of the M/V Leadership. The loan bears interest of LIBOR plus a margin of 3.75% with quarterly interest payments. The loan is secured by a first priority mortgage over the vessel. The facility places a restriction on the Company's ability to distribute dividends to its shareholders. The amount of the dividends so declared shall not exceed 50% of Seanergy's net income except in case the cash and marketable securities are equal or greater than the amount required to meet Seanergy's consolidated installment and debt interest payments for the following eighteen-month period. On December 23, 2015, the Company amended the loan agreement with Alpha Bank A.E. in order to (i) defer from December 31, 2015, to June

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

30, 2018, the requirement that the Company maintain a corporate leverage ratio (as defined in the loan facility) that does not exceed 75%, and (ii) defer from December 31, 2015, to June 30, 2018, the requirement that the Company maintain a ratio of EBITDA to net interest expense (as defined in the loan facility) that is not less than 2:1. On July 28, 2016, the Company further amended the loan agreement with Alpha Bank A.E. in order to defer part of the then next four installments to the final maturity date. Following the reduction of the four installments that was added to the balloon installment, 80% of M/V Leadership's excess earnings (as defined in the loan agreement) during each financial year starting from 2016, shall be applied by Alpha Bank towards payment of the deferred amount until same is fully repaid. On June 29, 2018, the Company further amended the loan agreement with Alpha Bank A.E. (i) for the amendment and relaxation until June 2019 of certain other financial covenants contained in its senior secured loan facility. The Company has paid the first thirteen installments as of June 30, 2018. The outstanding loan balance as of June 30, 2018 is repayable in consecutive quarterly installments being $250 each, along with a balloon installment of $4,453 payable on the final maturity date, March 17, 2020.
On September 1, 2015, the Company entered into a loan agreement with HSH Nordbank AG, for a secured loan facility in an amount of $44,430. The loan was used to pay for the acquisition of the vessels M/V Geniuship and M/V Gloriuship. The loan is repayable in twelve consecutive quarterly installments commencing on September 30, 2017, the first three installments being approximately $1,049 each, the fourth installment being approximately $4,050 (including the mandatory prepayment of $3,000 made on July 2, 2018), the next eight installments being approximately $1,049 each, along with a balloon installment of $28,837 payable on the final maturity date, June 30, 2020. The loan bore interest of LIBOR plus margins between 3.4% and 3.6% with quarterly interest payments. On May 16, 2016, the Company entered into a supplemental letter to the senior secured loan facility with HSH Nordbank AG. Effective as of March 1, 2016, the supplemental letter has deferred certain prepayments to June 30, 2018. On February 23, 2017, the Company reached an agreement with HSH Nordbank AG to (i) defer from October 1, 2017, to May 1, 2018, the security coverage requirement that the market value of M/V Geniuship and M/V Gloriuship plus any additional security to total facility outstanding and any Swap Exposure (as defined in the loan facility) not be less than 120%, (ii) defer from December 31, 2017, to June 30, 2018, the requirement that the Company, on a consolidated basis, maintains a percentage ratio of total liabilities (excluding any shareholders' convertible notes) to total assets (less any activated goodwill) that does not exceed 75% and (iii) defer from the quarter ending December 31, 2017, to the quarter ending June 30, 2018, of the requirement that the Company maintains a ratio of earnings before interest, taxes, depreciation and amortization ("EBITDA"), excluding any gains and losses on the disposal of subsidiaries or vessels and impairments on goodwill and vessels, to interest payments that is not less than 2:1. On July 2, 2018 we made a mandatory prepayment of $3,000. The loan facility is secured by a first priority mortgage over the two vessels.
On March 28, 2018, the Company signed an amendment to HSH facility by which: i) the application of the security cover requirement (as defined in the loan facility) was waived until September 30, 2018, ii) the security cover percentage requirement was amended as follows: 100% during the period commencing on October 1, 2018 and ending on March 31, 2019, 111% during the period commencing on April 1, 2019 and ending on September 30, 2019 and 120% thereafter, iii) the Leverage Ratio covenant was redefined to reflect Net debt / Total assets (as defined in the loan facility) and the relevant threshold was amended to: no more than 85% during the period commencing on June 30, 2018 and ending on December 31, 2018, no more than 80% during the period commencing on January 1, 2019 and ending on March 31, 2019 and no more than 75% thereafter, iv) the ratio of EBITDA to net interest payments (as defined in the loan facility) was amended to: no less than 1.2 times during the period commencing on June 30, 2018 and ending on March 31, 2019 and no less than 2 times thereafter and v) the Corporate Guarantee liquidity was amended to include restricted cash. The loan bears interest of LIBOR plus margin 3.75% until the full repayment of the facility, with quarterly interest payments.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

On September 11, 2015, the Company entered into a facility agreement with UniCredit Bank AG, for a secured loan facility in an amount of $52,705. The loan was made available to partially finance the acquisition of the vessels M/V Premiership, M/V Gladiatorship and M/V Guardianship. The loan is repayable in fifteen consecutive quarterly installments being $1,552 each, commencing on June 26, 2017, along with a balloon installment of $29,425 payable on the final maturity date, December 28, 2020. The loan bears interest of LIBOR plus a margin of 3.20% if the value to loan ratio is lower than 125%, 3.00% if the value to loan ratio is between 125% and 166.67% and 2.75% if the value to loan is higher than 166.67% with quarterly interest payments. The loan is secured by a first priority mortgage over the three vessels. On June 3, 2016, the Company entered into a supplemental letter in order to split the margin into a cash portion and a capitalized portion. The capitalized portion of the margin was repaid in full as of June 30, 2017. In addition, the application of certain covenants is deferred to at least June 30, 2017. On July 29, 2016, the Company further entered into a supplemental letter pursuant to which effective as of December 11, 2015, the requirement for Seanergy Maritime Holdings Corp., as guarantor, to maintain liquidity in a specified amount is delayed until July 1, 2017. On March 7, 2017, the Company reached an agreement with UniCredit Bank AG  to (i) defer from June 30, 2017, to May 1, 2018, the security coverage requirement that the market value of M/V Premiership, M/V Gladiatorship and M/V Guardianship plus any additional security to total facility outstanding and the cost, if any, of terminating any transactions entered into under the Hedging Agreement (as defined in the loan facility) shall not be less than 120%, (ii) defer from September 30, 2017, to June 30, 2018, the requirement that the Company maintain a leverage ratio (as defined in the loan facility) that does not exceed 75%, and (iii) defer from September 30, 2017, to June 30, 2018, the requirement that the Company maintain a ratio of EBITDA to net interest expense (as defined in the loan facility) that is not less than 2:1. On September 25, 2017, the Company entered into a supplemental letter in order to defer the installment due on September 25, 2017 to October 2, 2017. On April 30, 2018, the Company signed a supplemental letter with UniCredit Bank A.G. by which: i) the Leverage Ratio covenant was redefined to reflect the Group's Net Debt / Consolidated Market Value adjusted assets (excluding cash, cash equivalents & restricted cash) & relevant threshold was amended to: no more than 85% during the period commencing on May 1, 2018 and ending on December 31, 2018, no more than 80% during the period commencing on January 1, 2019 and ending on March 31, 2019 and no more than 75% for the remaining part of the security period, ii) the ratio of EBITDA to net interest payments was amended to: not less than 1.2 times during the period commencing on May 1, 2018 and ending on March 31, 2019 and not less than 2 times for the remaining part of the security period, and iii) the security cover percentage requirement was amended as follows: not to be less than 100% during the period commencing on May 1, 2018 and ending on September 30, 2018, not to be less than 111% during the period commencing on October 1, 2018 and ending on June 30, 2019 and not to be less than 120% for the remaining part of the security period.
On November 4, 2015, the Company entered into a loan agreement with Alpha Bank A.E., for a secured loan facility in an amount of $33,750. The loan was used to partially finance the acquisition of the M/V Squireship. On November 10, 2015, the Company drew down the $33,750. The loan is repayable in sixteen consecutive quarterly installments being approximately $844 each, commencing on February 12, 2018, along with a balloon installment of $20,250 payable on the final maturity date, November 10, 2021. The loan bears interest of LIBOR plus a margin of 3.50% with quarterly interest payments. The loan is secured by a first priority mortgage over the vessel and  a second priority mortgage over M/V Leadership. The facility places a restriction on the Company's ability to distribute dividends to its shareholders. The amount of the dividends so declared shall not exceed 50% of the Company's net income except in case the cash and marketable securities are equal or greater than the amount required to meet the Company's consolidated installment and debt interest payments for the following eighteen-month period. On July 28, 2016, the Company further amended the loan agreement in order to defer certain liquidity covenants to July 1, 2017. On June 29, 2018, the Company further amended the loan agreement with Alpha Bank A.E. Pursuant to the terms of the amendment, i) the ratio of the market value of M/V Squireship plus any additional security to the total facility outstanding shall not be less than 100% as from the 1st April, 2019 until the 31st of March 2020, shall not be less than 111% starting from April 1, 2020 until March 31, 2021 and shall not be less than 125% from April 1, 2021 until the end of the security period ii) the consolidated interest cover ratio (EBITDA to Net Interest Expense) shall not be (a) until and including March 31, 2019 lower than 1.2:1, the compliance with such obligation to be tested on each Financial Semester Day starting from July 1, 2018 and (b) as from April 1, 2019 until the expiration of the security period, lower than 2:1, the compliance with such obligation to be tested on each Financial Semester Day starting from April 1, 2019 and iii) the Corporate Leverage Ratio as defined in the loan agreement will not be (a) at the end of December 31, 2018 higher than 0.85:1.0, the compliance with such obligation to be tested on each Financial Semester Day starting from July 1, 2018; (b) on March 31, 2019 higher than 0.80:1.0 and (c) starting from June 1, 2019 and at the end of each Accounting Period higher than 0.75:1.0, the compliance with such obligation to be tested on each Financial Semester Day starting from June 30, 2019.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

On December 2, 2015, the Company entered into a facility agreement with Natixis, for a secured loan facility in an amount of $39,412. The loan was used to partially finance the acquisition of the M/V Championship. On December 7, 2015, the Company drew down the $39,412. The loan was repayable in fifteen consecutive quarterly installments being $985 each, commencing on June 30, 2017, along with a balloon installment of $24,637 payable on the final maturity date, February 26, 2021. The loan bore interest of LIBOR plus a margin of 2.50% with quarterly interest payments. The loan was secured by a first priority mortgage over the vessel. On March 7, 2017, the Company entered into a supplemental and a settlement agreement with Natixis to the secured term loan facility dated December 2, 2015.  Under the terms of the supplemental agreement the secured term loan was repayable in four installments: $2,000 due April 28, 2017, $2,000 due June 30, 2017, $3,000 due September 29, 2017, and $32,412 due May 2, 2018.  In addition, the supplemental agreement waived the application of the minimum required security cover requirement and all the financial covenant requirements under the secured term loan facility until the termination date of the loan, which was May 2, 2018. Under the terms of the settlement agreement, the Company had an option, until September 29, 2017, to satisfy the full amount of the facility by making a prepayment of $28,000, which included any payments made in connection with the first three installment payments.  Upon such prepayment, the facility would be deemed satisfied in full. On September 29, 2017, Natixis entered into a deed of release and fully discharged the $35,412 outstanding balance of the secured term loan facility obligations to the lender for a total settlement amount of $24,000 on September 29, 2017. The first-priority mortgage over the M/V Championship and all other securities created in favour of Natixis were irrevocably and unconditionally released pursuant to the deed of release. In the third quarter of 2017, the Company recognized a gain from the Natixis refinancing of $11,392, net of $6 refinancing charges and $14 write-off of unamortized deferred financing charges.
On November 28, 2016, the Company entered into a $32,000 secured term loan facility with NSF to partly finance the acquisition of the two second hand Capesize vessels M/V Lordship and M/V Knightship. The facility bears interest at 11% per annum, which is payable quarterly, and the principal is repayable in four consecutive quarterly installments of $900 each, commencing on March 13, 2019 and a final payment of $28,400 due on December 31, 2019 (initial termination date). The facility may be extended twice so that the final termination date shall never extend beyond the date falling on the fifth anniversary of the final drawdown date. The option to extend the facility for up to another two years from the initial termination date is subject to an extension fee of 1.75% per extended year of each relevant loan outstanding amount. The borrowers must maintain restricted deposits of $1,500, each, as prepaid interest to be applied equally against the first eight quarterly interest payments of the facility. As of December 13, 2016, the Company had drawn down the entire $32,000. On March 30, 2018, NSF agreed to (i) the temporary release of $750 of the cashflow support deposit, as defined in the loan facility, from March 30, 2018 until September 13, 2018 and (ii) the reduction of the minimum liquidity amount for each vessel to $125, from March 30, 2018 until September 13, 2018. On June 13, 2018 and June 28, 2018, respectively, Northern Shipping Fund entered into deeds of release, with respect to the M/V Lordship and M/V Knightship, respectively, resulting in a complete release of the facility agreement dated November 28, 2016 after full settlement of the outstanding balance of $32,000. The first-priority mortgages over the M/V Lordship and M/V Knightship and all other securities created in favor of Northern Shipping Fund were irrevocably and unconditionally released pursuant to the deeds of release.

On May 24, 2017, the Company entered into an up to $18,000 term loan facility with Amsterdam Trade Bank N.V., to partially finance the acquisition of the M/V Partnership. The loan bears interest at LIBOR plus a margin of 4.65% per annum which is payable quarterly. The principal is repayable by twenty equal consecutive quarterly installments being $200 each and a balloon installment of $14,000 due on the maturity date, May 26, 2022. On each quarterly repayment date, an additional repayment of at least $10, or an integral multiple of that amount, of any excess cash standing in the vessel's operating account shall be applied towards reducing the balloon installment. Excess cash, as defined in the loan facility, is any amount above $1,000. The aggregate amount of the additional repayments shall not exceed $3,600. As of June 30, 2018, the aggregate amount of the additional repayments is $0.41 million. The loan was made available in two drawdowns: (i) $13,250 was drawn down on May 26, 2017 and (ii) $4,750 was drawn down on June 22, 2017. The loan facility requires that the borrower shall maintain in aggregate $500 as minimum liquidity. The loan is secured by a first priority mortgage over the vessel.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

On September 25, 2017, in order to partially fund the refinancing of the Natixis facility, the Amsterdam Trade Bank loan Facility was amended and restated, increasing the loan amount of the facility by an additional tranche of $16,500, or Tranche B. The principal of Tranche B is repayable by nineteen consecutive quarterly installments, being $200 each of the first four installments, $300 each of the subsequent four installments, and $400 each of the subsequent eleven installments, in addition to a balloon installment of any outstanding indebtedness due on the maturity date, May 26, 2022. On each quarterly repayment date, an additional repayment of at least $10, or an integral multiple of that amount, of any excess cash standing to the credit of the relevant vessel's operating account shall be applied towards reducing the balloon installment. Excess cash, as defined in the loan facility, is any amount above $1,000. The aggregate amount of the additional repayments, with regard to Tranche B, shall not exceed $1,250. The loan facility requires that the borrower shall maintain in aggregate $500 as minimum liquidity. The amendment and restatement of the facility did not alter the interest rate, the maturity date, the amortization and the repayment terms of the existing tranche under the loan facility, or the financial covenants applicable to the Company as guarantor. The amended and restated loan facility is secured by first preferred mortgages and general assignments covering earnings, insurances and requisition compensation over the M/V Partnership and M/V Championship, earnings account pledges, shares security deeds relating to the shares of both vessels' owning subsidiaries, technical and commercial managers' undertakings and, where applicable, charter assignments. On May 18, 2018, the Company signed a supplemental agreement with Amsterdam Trade Bank N.V. by which: i) the ratio of EBITDA to net interest payments was amended to: not less than 1.2 times during the period commencing on June 30, 2018 and ending on June 29, 2019 and not less than 2 times from June 30, 2019 and for the remaining part of the security period, and ii) the Leverage Ratio was amended to: no more than 85% during the period commencing on June 30, 2018 and ending on March 30, 2019, no more than 80% during the period commencing on March 31, 2019 and ending on June 29, 2019 and no more than 75% during the period commencing on June 30, 2019 and for the remaining part of the security period.

On June 11, 2018, the Company entered into a $24,500 loan agreement with Wilmington Trust, National Association as facility agent and security agent and certain nominees of EnTrustPermal as lenders, for the purpose of refinancing the outstanding indebtedness of M/V Lordship under the previous loan facility with Northern Shipping Funds dated November 28, 2016. The borrower under the facility is the applicable vessel-owning subsidiary and the facility is guaranteed by the Company. The facility matures in June 2023, and can be extended until June 2025 subject to certain conditions. Specifically, the borrower has the right to sell the ship back to the lender at a pre-agreed price of $20,800 on the fifth anniversary of the loan utilization ("Year-5 Put Option"). If the borrower elects to exercise the Year-5 Put Option, the lender has the right to extend the termination date of the loan by a further two years, in which case the exercise of the Year-5 Put Option by the borrower shall be cancelled in its entirety. Furthermore, the borrower has the right to sell the ship back to the lender at a pre-agreed price of $15,000 on the seventh anniversary of the loan utilization ("Year-7 Put Option"). If the borrower elects to exercise the Year-7 Put Option then the lenders will be obliged to purchase the ship at the pre-agreed price. The new facility is secured by a first priority mortgage over the vessel, general assignment covering earnings, insurances and requisition compensation, an account pledge agreement and a share pledge agreement concerning the respective vessel-owning subsidiary and technical and commercial managers' undertakings. The new loan facility bears a weighted average all-in interest rate of 11.4% and 11.2% assuming a maturity date in June 2023 or in June 2025, respectively. The principal obligation amortizes in 20 or 28 quarterly installments, with a balloon payment of $15,300 or $9,500 due at maturity, assuming a maturity date in June 2023 or in June 2025, respectively.  The facility also imposes certain customary operating covenants. Certain of these covenants may significantly limit or prohibit, among other things, the particular borrower's ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, engage in mergers, or sell the vessel without the consent of the relevant lenders. As of June 30, 2018, the Company has drawn down the entire $24,500.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

Failed Sale and Leaseback Agreement (Financial Liability)
On June 28, 2018, the Company entered into a $26,500 sale and leaseback agreement for the M/V Knightship with Hanchen Limited ("Buyer", "Hanchen"), an affiliate of AVIC International Leasing Co., Ltd., for the purpose of refinancing the outstanding indebtedness of M/V Knightship under the previous loan facility with Northern Shipping Funds dated November 28, 2016. The Company's wholly-owned subsidiary ("Seller" or "Charterer") sold and chartered back the vessel on a bareboat basis for an eight year period, having a purchase obligation at the end of the eighth year and it further has the option to repurchase M/V Knightship at any time following the second anniversary of the bareboat charter. Under ASC 842-40, the transaction was accounted for as a failed sale and leaseback transaction and resulted in a financial liability. The bareboat charter is secured by a general assignment covering earnings, insurances and requisition compensation, an account pledge agreement and a share pledge agreement of the shares of the bareboat charterer subsidiary and technical and commercial managers' undertakings. The Company provided a guarantee to Hanchen. An upfront charterhire of $6,625 was paid by the Charterer to Hanchen upon the delivery of the vessel. A deposit of $1,325 was paid by the Charterer to Hanchen upon the delivery of the vessel in order to secure the due observance and performance by the Charterer of its obligations and undertakings as per the sale and leaseback agreement. The deposit can be set off against the balloon payment at maturity. The Charterer is required to maintain a value maintenance ratio (as defined in the additional clauses of the bareboat charter) of at least 120%. In addition, the bareboat charter requires the Charterer to maintain in aggregate $1,325 as cash deposit until the second anniversary of the delivery date or if earlier, a sub-charter in form and substance acceptable to Hanchen is available. The charterhire principal bears interest at LIBOR plus a margin of 4% and amortizes in thirty two consecutive equal quarterly installments of approximately $456 along with a balloon payment at maturity of $5,299. The charterhire principal, as of June 30, 2018, is $19,875.

The borrowers under each of the above financing arrangements are the applicable vessel owning subsidiaries and the facilities are guaranteed by Seanergy Maritime Holdings Corp.
The annual principal payments required to be made after June 30, 2018, are as follows:

Twelve month periods ending	Amount
June 30, 2019	22,303
June 30, 2020	52,743
June 30, 2021	42,826
June 30, 2022	52,449
Thereafter	30,187
Total	200,508

8.	Financial Instruments:

(a)	Significant Risks and Uncertainties, including Business and Credit Concentration

The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

(b)	Interest Rate Risk

Fair Value of Financial Instruments
The fair values of the financial instruments shown in the consolidated balance sheets as of June 30, 2018 and December 31, 2017, represent management's best estimate of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date.
Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company's own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.
The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

a.
Cash and cash equivalents, restricted cash, accounts receivable trade, other current assets and trade accounts and other payables: the carrying amounts approximate fair value because of the short maturity of these instruments. The carrying value approximates the fair market value for interest bearing cash classified as restricted cash, non-current.

b.
Long-term debt and other financial liabilities: The carrying value of long-term debt and other financial liabilities with variable interest rates approximates the fair market value as the long-term debt and other financial liabilities bear interest at floating interest rate. The fair value of fixed interest long-term debt is estimated using prevailing market rates as of the period end. The Company believes the terms of its fixed interest long-term debt are similar to those that could be procured as of June 30, 2018, and the carrying value of $2,000 approximates the fair market value of $2,017. The fair value of the fixed interest long-term debt has been obtained through Level 2 inputs of the fair value hierarchy which includes observable inputs other than quoted prices included in Level 1.

9.	Commitments and Contingencies:

Contingencies

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.
The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company is covered for liabilities associated with the individual vessels' actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.
Commitments

Future minimum contractual charter revenue, based on vessels committed to non-cancelable, time charter contracts as of June 30, 2018, will be $4,867 during 2018. These amounts do not include any assumed off-hire.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

In April 2018, the Company moved into its new office spaces under a five year lease term, with a Company option to extend the lease term for another five years. The monthly rent is Euro 13,000 (or $15,155 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.1658 as of June 30, 2018), which is adjusted annually by one percent for inflation. The first year rent payments have been prepaid as of June 30, 2018. Under ASC 842, the lease is classified as an operating lease and a lease liability and right-of-use asset based on the present value of future minimum lease payments have been recognized on the balance sheet. The monthly rent expense is recorded in General and administrative expenses.

The following table sets forth the Company's office rental obligations as at June 30, 2018:

Twelve month periods ending June 30,	Amount
2019	38
2020	184
2021	186
2022	188
2023	150
Total	746

10.	Capital Structure:

(a)  Common Stock
On February 3, 2017, the Company entered into an Equity Distribution Agreement with Maxim Group LLC, or "Maxim", as sales agent, under which the Company would offer and sell, from time to time through Maxim up to $20,000 of its common shares. The Company would determine, at its sole discretion, the timing and number of shares to be sold pursuant to the Equity Distribution Agreement along with any minimum price below which sales would not be made.  Maxim would make any sales pursuant to the Equity Distribution Agreement using its commercially reasonable efforts consistent with its normal trading and sales practices. Sales of common shares, if any, would be made by means of ordinary brokers' transactions on the Nasdaq Capital Market, in negotiated transactions or transactions that are deemed to be "at the market" offerings as defined in Rule 415 under the Securities Act of 1933, as amended, including sales made to or through a market maker other than on an exchange, at prices related to the prevailing market prices or at negotiated prices. On June 27, 2017, the Company and Maxim mutually terminated the Equity Distribution Agreement. As of June 27, 2017, the Company has sold a total of 2,782,136 of its common shares for aggregate net proceeds of $2,597 in connection with this public at-the-market offering. Maxim has received aggregate compensation for such sales of $86 as of June 27, 2017.
On April 10, 2017, the Company issued 125,000 of its common shares to an unaffiliated third party for the provision of professional services related to the Company's internet-based investor relations efforts.
On May 18, 2017, the Company was notified by NASDAQ that it was no longer in compliance with NASDAQ Listing Rule 5550(a)(2) because the closing bid price of the Company's common stock for 30 consecutive business days, from April 5, 2017 to May 17, 2017, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market. This notification had no effect on the listing of the Company's common stock, and the applicable grace period to regain compliance was 180 days, expiring on November 14, 2017. The Company could cure this deficiency if the closing bid price of its common stock was $1.00 per share or higher for at least ten consecutive business days during the grace period. In the event the Company did not regain compliance within the 180-day grace period and it met all other listing standards and requirements, the Company may have been eligible for an additional 180-day grace period. On September 5, 2017, the Company received a letter from The Nasdaq Stock Market confirming that it had regained compliance with the minimum bid price requirement.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

On April 23, 2018, the Company received written notification from the NASDAQ Stock Market, indicating that because the closing bid price of the Company's common stock for 30 consecutive business days, from March 8, 2018 to April 20, 2018, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, the Company is not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance is 180 days, or until October 22, 2018. The Company intends to monitor the closing bid price of its common stock between now and October 22, 2018 and is considering its options, including a reverse stock split, in order to regain compliance with the Nasdaq Capital Market minimum bid price requirement. The Company can cure this deficiency if the closing bid price of its common stock is $1.00 per share or higher for at least ten consecutive business days during the grace period. In the event the Company does not regain compliance within the 180-day grace period and it meets all other listing standards and requirements, the Company may be eligible for additional 180-day grace period. The Company intends to cure the deficiency within the prescribed grace period. During this time, the Company's common stock will continue to be listed and trade on the Nasdaq Capital Market. The Company's business operations are not affected by the receipt of the notification.
(b)  Warrants
On December 13, 2016, in connection with the public offering of December 13, 2016, the Company granted 10,000,000 class A warrants with an exercise price of $2.00 each. In connection with the offering, the Company also issued the representative of the underwriters a warrant ("Warrant I)" to purchase 500,000 of its common shares ("Warrant Shares"). The purchase price of one Warrant Share, which will be received by the Company, is equal to $1.875. Exercise of the purchase rights represented by Warrant I may be made, in whole or in part. The class A warrants were approved for listing on the Nasdaq Capital Market and trade under the ticker symbol "SHIPW" beginning on December 8, 2016. The class A warrants are immediately exercisable and expire on December 13, 2021. The Warrant I is exercisable beginning June 6, 2017 and expires on December 7, 2019. If and only if an effective registration statement covering the issuance of the common shares under the class A warrants is not available, the class A warrants may be exercised, at the holder's option, pursuant to the "cashless exercise" clause of the class A warrant agreement. Under the "cashless exercise", the holder will receive a net number of common shares determined according to class A warrant agreement. Similarly, if and only if an effective registration statement covering the issuance of the common shares under Warrant I is not available, the Warrant I may be exercised, at the holder's option, pursuant to the "cashless exercise" clause of the representative's warrant agreement. Under the "cashless exercise", the holder will receive a net number of common shares determined according to representative's warrant agreement. The Company may call the class A warrants for cancellation upon ten trading days prior written notice commencing thirteen months after issuance, subject to certain conditions, including the volume weighted average price of the Company's common shares exceeding $7.00 for a period of ten consecutive trading days.
On December 21, 2016, in connection with the exercise of the over-allotment option granted to the underwriters in the public offering of December 13, 2016, the Company granted an additional 1,500,000 class A warrants at a price of $0.01 per class A warrant with an exercise price of $2.00 each. In connection with the offering, the Company also issued the representative of the underwriters a warrant ("Warrant II)" to purchase 65,000 of its common shares ("Warrant Shares"). The purchase price of one Warrant Share, which will be received by the Company, is equal to $1.875. Exercise of the purchase rights represented by Warrant II may be made, in whole or in part. The class A warrants are immediately exercisable and expire on December 13, 2021. If and only if an effective registration statement covering the issuance of the common shares under the class A warrants is not available, the class A warrants may be exercised, at the holder's option, pursuant to the "cashless exercise" clause of the class A warrant agreement. Under the "cashless exercise", the holder will receive a net number of common shares determined according to class A warrant agreement. Similarly, if and only if an effective registration statement covering the issuance of the common shares under Warrant II is not available, the Warrant II may be exercised, at the holder's option, pursuant to the "cashless exercise" clause of the representative's warrant agreement. Under the "cashless exercise", the holder will receive a net number of common shares determined according to representative's warrant agreement. The Warrant II is exercisable beginning June 6, 2017 and expires on December 7, 2019.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

As of June 30, 2018, the Company had outstanding warrants, including both the class A warrants and Warrant I and Warrant II issued to the representative of the underwriters, exercisable to purchase an aggregate of 12,065,000 shares of the Company's common shares.

11.	Interest and Finance Costs:

Interest and finance costs are analyzed as follows:
	June 30,
	2018	2017
Interest on long-term debt	7,520	5,534
Amortization of debt issuance costs	570	237
Other	598	30
Total	8,688	5,801

Interest and finance costs-related party are analyzed as follows:
	June 30,
	2018	2017
Interest expense long term debt related party	802	380
Amortization of debt issuance costs related party	4	11
Convertible notes interest expense	1,351	761
Convertible notes amortization of debt discount	2,084	748
Total	4,241	1,900

12.	Loss per Share:

The calculation of net losses per common share is summarized below:
	June 30,
	2018	2017

Net loss	(12,309)	(9,590)

Weighted average common shares outstanding – basic	36,949,832	35,217,339
Net loss per common share – basic	$(0.33)	$(0.27)

As of June 30, 2018, 2017 and 2016, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect, are any incremental shares of non-vested equity incentive plan shares (Note 13) and of unexercised warrants (Note 10), both calculated with the treasury stock method, as well as shares assumed to be converted with respect to the convertible promissory notes (Note 3) calculated with the if-converted method.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

13.          Equity Incentive Plan:

On February 1, 2018, the Compensation Committee granted an aggregate of 1,260,000 restricted shares of common stock pursuant to the 2011 Equity Incentive Plan, as amended. Of the total 1,260,000 shares issued, 575,000 shares were granted to the Company's board of directors, 665,000 shares were granted to certain of the Company's employees and 20,000 shares were granted to the sole director of the Company's commercial manager, a non-employee. The fair value of each share on the grant date was $1.035. All the shares will vest over a period of two years. As of June 30, 2018, 1,805,866 shares remained reserved for issuance under the Company's Equity Incentive Plan.

Restricted shares during the six-month periods ended June 30, 2018 and 2017 are analyzed as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2016	652,700	$1.67
Outstanding at June 30, 2017	652,700	$1.67

Outstanding at December 31, 2017	377,600	$1.60
Granted	1,260,000	1.035
Vested	(420,024)	1.035
Forfeited	(20,332)	1.24
Outstanding at June 30, 2018	1,197,244	$1.21

The fair value of the restricted shares has been determined with reference to the closing price of the Company's common share on the date the agreements were signed. The aggregate compensation cost is being recognized ratably in the consolidated statement of loss over the respective vesting periods. The related expense for shares granted to the Company's board of directors and certain of its employees for the six-month periods ended June 30, 2018 and 2017, amounted to $916 and $467, respectively, and is included under general and administration expenses. The unrecognized cost for the non-vested shares granted to the Company's board of directors and certain of its employees as of June 30, 2018 and 2017 amounted to $590 and $481, respectively. The related expense for shares granted to non-employees for the six-month periods ended June 30, 2018 and 2017, amounted to $15 and $13, respectively, and is included under voyage expenses. At June 30, 2018, the weighted-average period over which the total compensation cost related to non-vested awards granted to the Company's board of directors and its other employees not yet recognized is expected to be recognized is 1.23 years.